ANNUAL INFORMATION FORM

For the year ended December 31, 2011

Date: March 30, 2012

2

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) is as of December 31, 2011.

Financial Information

As of January 1, 2011, the Company’s financial results are prepared and reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial information for periods commencing on or after January 1, 2010 is reported in accordance with IFRS and is presented in United States dollars.

Forward-looking Information

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to, statements with respect to the Company’s business strategy, commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results, anticipated production rates and mine life, the estimated cost and timing of development of the Company’s development projects, the timing of completion of exploration programs and preparation of technical reports, operating efficiencies, capital budgets, costs and expenditures and conversion of mineral resources to proven and probable mineral reserves, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable, the construction of access routes to the Company’s operating mines, the recovery of value added tax receivables, and assumptions of management. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, changes in commodity prices and, particularly, silver prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See “Risk Factors”. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

The definitions of Proven and Probable Reserves used in National Instrument 43-101 (“NI 43-101”) differ from the definitions in the Industry Guide 7. Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this AIF containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Currency and Exchange Rate Information

As of January 1, 2011, the Company uses the US dollar as its presentation currency. This AIF contains references to both US dollars and Canadian dollars. All dollar amounts, unless otherwise indicated, are expressed in U.S. dollars and Canadian dollars are referred to as “C$”.

On March 29, 2012, the exchange rate of Canadian dollars into US dollars, being the noon exchange rate published by the Bank of Canada was US$1.00 equals C$1.00.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic was incorporated under the Company Act (British Columbia) (the “Company Act”) on September 26, 1979 by registration of its Memorandum and Articles, under the name Brandy Resources Inc.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company continued out of British Columbia and was continued as a federal company pursuant to the Canada Business Corporations Act.

On August 27, 1987, the Company was extra provincially registered under the Company Act.

On August 21, 1998, the Company continued out of Canada and was continued into the jurisdiction of the Commonwealth of the Bahamas under the Companies Act (Bahamas).

On January 2, 2002, the Company continued out of the Commonwealth of the Bahamas under the Companies Act (Bahamas) and was continued to the Yukon Territory pursuant to the Business Corporations Act (Yukon). On January 3, 2002, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name to First Majestic Resource Corp.

On January 17, 2005, the Company continued out of the Yukon Territory and was continued to British Columbia pursuant to the Business Corporations Act (British Columbia).

On November 22, 2006, the Company changed its name to First Majestic Silver Corp.

The Company’s head office is located at Suite 1805 – 925 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at #2610 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Labrador.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since inception, First Majestic has been in the business of the acquisition, exploration, development and production of mineral properties. During the fiscal year ended June 30, 2004, the Company started focusing on the acquisition, development and exploration of mineral properties in México with an emphasis on silver projects.

On January 12, 2004, the Company entered into an agreement to purchase the La Parrilla Silver Mine located approximately 65 kilometres south-east of the city of Durango, México. The purchase price of $3,000,000 (paid) included all properties, assets and equipment and all mining concessions consisting of 280 hectares. See “Mineral Projects – La Parrilla Silver Mine, México”. The La Parrilla Silver Mine was operated from 1956 to 1999 by the previous owners when it was put on a care and maintenance program in 1999 due to low silver prices. Total tonnage mined during that period is estimated at approximately 700,000 tonnes with an average grade of 300 grams per tonne silver, 1.5% lead and 1.5% zinc.

Between March 2004 and August 2005, the Company entered into a number of agreements to acquire mining concessions located in Chalchihuites, Zacatecas, México which are located approximately 45 kilometres southeast of the La Parrilla Silver Mine. During the period ended December 31, 2006 and the year ended June 30, 2006, the Company relinquished its options relating to certain of the Chalchihuites Group of Properties and wrote-off acquisition and exploration costs relating to those options totalling $658,000 and $368,000, respectively. The remaining properties are now referred to as the Del Toro Silver Mine. The Company paid an aggregate of $5,825,000 over a four-year period to complete the remaining option payments.

First Majestic entered into an irrevocable share purchase agreement dated for reference April 3, 2006 to purchase approximately 63% of the issued and outstanding shares of First Silver Reserve Inc. (“First Silver”) from the major shareholder of First Silver (the “Seller”). First Silver was, indirectly, sole owner of the San Martín Silver Mine in Jalisco State, México and certain other properties in México.

First Majestic purchased 24,649,200 common shares of First Silver (the “Acquisition”) for an aggregate purchase price of $50,776,000. The purchase price was payable to the Seller in three instalments (the “Agreement”).

The first instalment of $25,388,000 represented 50% of the purchase price and was paid on closing of the Acquisition on May 30, 2006. An additional 25% instalment of $12,694,000 was paid on May 30, 2007. The final 25% instalment of $12,694,000, together with accrued interest of $872,000, was due on May 30, 2008 and was paid into a trust account of the Company and First Silver and a Letter of Credit was deposited in Court pending the outcome of the claims referred to in the section of this AIF entitled “Legal Proceedings”.

Pursuant to a plan of arrangement (the “Arrangement”) completed on September 14, 2006, First Majestic acquired all of the issued and outstanding First Silver shares which it did not already own for an aggregate of 6,712,159 common shares of First Majestic and an aggregate cash payment of C$778,000 paid at closing and C$389,000 due on each of September 14, 2007 (which was paid) and September 14, 2008 (which was paid), with interest payable quarterly and compounded annually at 6.0% per annum on the unpaid balances from the closing of the Arrangement. In addition, upon closing of the Arrangement, 562,500 stock options were granted by the Company in exchange for outstanding stock options of First Silver.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, México, which now forms part of the Company’s La Parrilla Silver Mine. The Company acquired the right to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of $3,000,000 which was paid in full by December 31, 2009. There is a net smelter royalty payable to Grupo Mexico on December 31, 2011 of 1.5% (“NSR”) of sales revenue to a maximum of $2,500,000 and the Company has the option to purchase the NSR at any time for $2,000,000. For the year ended December 31, 2011, the Company paid $369,000 (December 31, 2010 – $116,000) relating to annual royalties. As at December 31, 2011, the sum of total royalties paid to date for the Quebradillas NSR is $690,000.

Effective November 1, 2006, the Company acquired all of the issued and outstanding shares of Desmin S.A. de C.V. (“Desmin”), a privately-held Mexican mining company for the purchase price of $1,500,000 (the final payment having been made on April 30, 2007). Desmin’s primary asset was an exploitation contract which entitled Desmin to operate the La Encantada Silver Mine located in Coahuila State in Northern México. The exploitation contract provided Desmin an option to acquire all properties within the 697 hectare land package, including the operations of the mine and mill and all the auxiliary installations and associated equipment at the La Encantada Silver Mine.

In March 2007, the Company acquired all of the issued and outstanding shares of Minera La Encantada S.A. de C.V. (“Minera La Encantada”), a Mexican mining company owned by Industrias Peñoles, S.A. de C.V. (“Peñoles”) for a total purchase price of $3,250,000 and an NSR of 4%. The Company also acquired the underlying 4% NSR through the issuance of 382,582 shares and 191,291 warrants, each warrant entitling Peñoles to purchase one additional share at a price of C$6.80, which warrants expired on March 20, 2009. As a result of the Company’s purchase of Minera La Encantada, all royalties were cancelled at closing on March 20, 2007. On January 1, 2008, Desmin amalgamated with Minera La Encantada S.A. de C.V.

Past Three Years

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., GMP Securities L.P. and Thomas Weisel Partners, who purchased 8,487,576 units of the Company at a price of C$2.50 per unit for gross proceeds to the Company of C$21,219,000. Each unit consisted of one common share in the authorized share structure of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of C$3.50 for a period of 24 months from the closing of the offering.

On August 20, 2009, the Company completed the first tranche of a non-brokered private placement consisting of 3,499,000 units at a price of C$2.30 per unit for gross proceeds of C$8,048,000. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share in the authorized share structure of the Company at an exercise price of C$3.30 for a period of two years after the closing of the offering. A finder’s fee in the amount of C$101,000 cash and 50,000 finder’s warrants were paid in respect to a portion of this private placement. The finder’s warrants were subject to the same terms and conditions as those issued to the subscribers.

On September 16, 2009, the Company completed the second and final tranche of the non-brokered private placement consisting of 668,478 units at a price of C$2.30 per unit for gross proceeds of C$1,538,000. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share in the authorized share structure of the Company at an exercise price of C$3.30 for a period of two years after the closing of the offering.

On November 13, 2009, the Company completed a plan of arrangement (the “Normabec Arrangement”) to acquire all of the issued and outstanding shares of Normabec Mining Resources Ltd. (“Normabec”) a publicly traded mining company listed on the TSX Venture Exchange in exchange for the issuance of 4,652,778 common shares of the Company. In addition, the Company issued warrants to purchase an aggregate of 260,965 common shares of the Company in exchange for all outstanding share purchase warrants of Normabec, all of which expired on or before January 2, 2010. Normabec’s primary asset is the La Luz Silver Project located 25 km west of the town of Matehuala in San Luis Potosi State, México. The La Luz property consists of 22 mining concessions covering 6,327 hectares. Real de Catorce is a historic mining region, with estimated historical production of 230 million ounces between the years 1773 and 1990.

Concurrent with the completion of the Normabec Arrangement, the non-Mexican assets of Normabec were divested to a newly formed entity named Brionor Resources Inc. (“Brionor”). Holders of Normabec shares also received 0.25 Brionor shares for each Normabec common share. The Company also purchased, pursuant to a private placement, 2,115,195 common shares of Brionor for an aggregate purchase price of C$300,000, representing a price per share of approximately C$0.1418. These shares represented 9.9% of the total issued and outstanding shares of Brionor upon completion of the transaction at November 13, 2009. Brionor is a public company listed on the TSX Venture Exchange.

Through the acquisition of Normabec and its wholly-owned subsidiary, Minera Real de Bonanza S.A. de C.V., the Company acquired 100% of the La Luz Silver Project. Upon commencement of commercial production on the property, the Company agreed to pay an amount of $200,000. The property is subject to a 3% net smelter return royalty, of which 1.75% may be acquired in increments of 0.25% for a price of $250,000 per increment for the first five years from the date of the first payment and at a price of $300,000 per increment for the following five years.

In November 2010, the Company acquired all the real estate interests including the original mill and infrastructure and underlying royalties and bonuses (including the NSR referred to above) which were associated with the La Luz Silver Project in San Luis Potosi State, México. The total purchase price of $3,000,000 consisted of $1,500,000 cash and the issuance of $1,500,000 in common shares of First Majestic equaling 152,798 shares at a deemed price of C$9.91 per share. The package included title to all of the land underlying the Santa Ana Hacienda located within the La Luz property, together with all associated buildings and certain historic geological and proprietary mining information relating to the project.

Pursuant to an option dated November 25, 2004 with Consorcio Minero Latinamericano, S.A. de C.V., a private Mexican company owned by a former director of First Silver, the Company had the right to purchase a 100% interest in seven mining claims referred to as the Cuitaboca Silver Project covering 3,718 hectares located in the State of Sinaloa, México. To purchase the claims, the Company was required to pay a total of $2,500,000 in staged cash payments through November 25, 2010. Subsequent to acquiring Normabec and during the year ended December 31, 2009, the Company elected not to proceed with the acquisition of the Cuitaboca Silver Project. Accordingly, the historical investment including exploration totalling $2,475,000 was written-off during the year ended December 31, 2009.

The Company’s common shares were listed and commenced trading on the New York Stock Exchange effective December 15, 2010 under the trading symbol “AG”.

On April 15, 2011, the Company entered into an agreement with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to a 90% interest in the Jalisco Group of Properties located in the Jalisco State, México. The Optionee issued 10,000,000 common shares with a fair value of $3,400,000 to the Company and is committed to spending $3,000,000 over the first three years to earn a 50% interest and $5,000,000 over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. If the Optionee obtains a 90% interest, First Majestic will retain a 10% free-carried interest and a 2.375% NSR.

In the third quarter of 2011, the Company acquired a neighbouring property of Del Toro called Dolores for $1,500,000. The property includes 12 hectares of land and a small producing mine where a small amount of ore was shipped to La Parrilla for processing by the previous owner.

Ground breaking at the Del Toro Silver Mine commenced in April 2011 to prepare for the construction of a new 1,000 tonnes per day flotation mill. A mill re-design process was undertaken for the planning and construction of a larger 4,000 tonne per day oxide and sulfide processing facility which is currently going through the environmental permitting process as the prior permit had only approved a 1,000 tonne per day flotation design. Four of the five large platforms have been cleared and mill foundation construction is now underway.

The new 1,000 tonnes per day flotation circuit at the La Parrilla Silver Mine commenced operations on September 2, 2011 and was commissioned as commercially producing on October 1, 2011. Construction of the new 1,000 tonnes per day cyanidation circuit was completed in January 2012 and commercial production of this circuit was effective March 1, 2012. As at March 30 2012, total throughput at the La Parrilla operation was 1,800 tonnes per day.

     DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver in México. The common shares of the Company trade on the Toronto Stock Exchange under the symbol “FR” and on the New York Stock Exchange under the symbol “AG”. The common shares are also quoted on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”.

The Company has ownership of three producing mines in México: the La Encantada Silver Mine in Coahuila State, the La Parrilla Silver Mine in Durango State, and the San Martin Silver Mine in Jalisco State. The Company also owns two advanced-stage development silver projects, the Del Toro Silver Mine in Zacatecas State and the La Luz Silver Project in San Luis Potosi State. The Company also has an interest in certain exploration properties in Jalisco State, México. As such, all of the Company’s business is dependent on foreign operations.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. The Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2011, the Company had 14 employees based in its Vancouver corporate office, one employee in the United Kingdom, three employees in Switzerland, one employee in The Netherlands and approximately 2,725 employees, contractors and other personnel in México. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

Principal Markets for Silver

Silver is a precious metal that is desirable as jewellery, investment, as well as an important industrial commodity. Silver has a unique combination of durability, malleability, ductility, reflectivity and antibacterial properties, which makes it valuable in numerous industrial applications including: circuit boards, electrical wiring, superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, household appliances and automobiles.

Silver as a global commodity is predominantly traded on the London Bullion Market (LBM) and Comex in New York. The LBM is the global hub of Over-The-Counter trading in silver and is the metal’s main physical market. Here, a bidding process generates a daily reference price known as the fix. Comex, in contrast, is a futures and options exchange. It is here that most fund activity is focused. Silver is quoted in US dollars per troy ounce.

With successful commissioning of the La Encantada cyanidation plant in April 2010, the Company increased its production of silver doré from 74% of total consolidated production in 2010 to 84% of total consolidated production in 2011. Production in concentrate form, which contains by-products such as lead and zinc and are subject to higher smelting costs, decreased from 26% of total production in 2010 to 16% of total production in 2011. During 2011, 96% of First Majestic’s revenues were from the sale of pure silver, which the Company believes gives it the highest revenue percentage from pure silver relative to any of its peers.

Silver can be supplied as a primary product from mining silver, or as a by-product from the mining of gold or other base metals. The Company is a primary silver producer with 96% of its revenue in 2011 coming from the production of silver. The major producers of gold, for example Barrick or Goldcorp, also produce a large amount of silver. The market for primary silver producers is a relatively small market with a significant number of small suppliers producing less than three million ounces each year, some moderate size producers producing between five and ten million ounces each year and only a few producers producing more than ten million ounces each year. First Majestic is an intermediate producer that is aiming to become a senior producer. In the intermediate category alongside the Company are Silvercorp and Silver Standard. In the senior category are Pan American Silver, Coeur d’Alene and Fresnillo.

The Company also maintains an e-commerce website from which it sells approximately 3% of its production direct to retail buyers (B to C) over the internet.

Risk Factors

The Company, and thus the securities of the Company, should be considered a speculative investment and investors should carefully consider all of the information disclosed in this AIF prior to making an investment in the Company. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Metal Prices May Fluctuate

Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. Movements in the price of metal, such as movements in the spot price of silver, have a direct and immediate impact on the Company’s income and may affect the marketability of minerals already discovered and any future minerals to be discovered. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s mineral Reserves. The Company does not use derivative instruments to hedge its silver commodity price risk, but the Company has in the past, forward sold its lead production up to one year in advance which it may consider doing again in the future. The effect of these price variation factors cannot accurately be predicted.

Further, the relative strength of metal prices in recent years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  major or catastrophic equipment failures;
  mine failures and slope failures;
  deleterious elements materializing in the mined resources;
  environmental hazards;
  industrial accidents and explosions;
  encountering unusual or unexpected geological formations;
  changes in consumables, power costs and potential power shortages;
  labour shortages or strikes;
  civil disobedience and protests;
  ground fall and cave-ins; and
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities.

Liabilities that the Company incurs may exceed the policy limits of its insurance coverage, may not be insurable, or may be liabilities against which the Company has elected not to insure due to high premium costs or other reasons. In any such event, the Company could incur significant costs that could adversely impact its business, operations or profitability.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of mineral Reserves and mineral Resources. Until mineral Reserves or mineral Resources are actually mined and processed, the quantity of minerals and grades must be considered estimates only. In addition, the quantity of mineral Reserves and mineral Resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineral Reserves, mineral Resources, grade or minimum mining widths may affect the economic viability of First Majestic’s mineral properties. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supplies are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, government or other community or indigenous interference in the maintenance or provision of such infrastructure could adversely affect the Company’s business, operations and profitability.

La Parrilla and Del Toro Silver Mine Expansions

The Company has prepared estimates of the capital costs for the La Parrilla and Del Toro Silver Mine expansions. The total capital budget for the expansion of La Parrilla to 2,000 tonnes per day was $40,484,000, and as of December 31, 2011, there was $9,770,000 remaining to complete the expansion by March 31, 2012. There can be no assurance that such cost estimates will prove to be accurate. Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to stay within cost estimates or material increases in costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

These factors include the risks outlined above under “Operating Hazards and Risks”, as well as the following:

  shortages of principal supplies needed for construction;

  restrictions or regulations imposed by power commissions, governmental or regulatory authorities with respect to planning and construction, including permits, licences and environmental assessments required for construction; and
  changes in the regulatory environment with respect to planning and construction.

Inaccuracies in Production and Cost Estimates

The Company prepares estimates of future production and future production costs for particular operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Company’s activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining described above under “Operating Hazards and Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Future Exploration and Development Activities

Exploration and development of mineral properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish Reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define Reserves which can be mined economically.

The economic feasibility of development projects is based upon many factors, including the accuracy of Reserve estimates, metal recoveries, capital and operating costs, government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting, environmental protection, and precious metal prices, which are highly volatile. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Further, material changes in ore Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves and Measured, Indicated and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven or Probable Mineral Reserves as a result of continued exploration.

Because mines have limited lives based primarily on Proven and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves as the Company’s mines produce metals. The life-of-mine estimates for the Company’s mines may not be correct. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand Mineral Reserves at existing mines and on the costs and results of continued exploration and potential development programs.

Governmental Regulations, Licenses and Permits

The Company’s mining, exploration and development projects are located in México and are subject to extensive laws and regulations governing various matters including, but not limited to, exploration, development, production, price controls, exports, taxes, mining royalties, labour standards, expropriation of property, maintenance of claims, land use, land claims of local people, water use, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s mining, exploration and development projects could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in policies of México and Canada affecting foreign trade, investment, mining and repatriation of financial assets, by shifts in political attitudes in México and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with mining, exploration and development. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s mining, exploration and development projects could result in substantial costs and liabilities for the Company such that they would not proceed with mining, exploration and development.

Counterparty and Market Risks

The Company enters into sales contracts to sell its products, including silver doré, lead-silver and zinc concentrates, to metal traders after being refined by refining and smelting companies. In addition to these commercial sales, the Company also markets a small portion of its silver production in the form of coins and bullion products to retail purchasers directly through its corporate e-commerce website. There is no assurance that the Company will be successful in entering into or re-negotiating sales contracts with brokers and metal traders, or refining and smelting companies and retail purchasers on acceptable terms, if at all. If the Company is not successful in entering into or re-negotiating such sales contracts, the Company may be forced to sell some or all of its products, or greater volumes of its products than it may desire, at times in the spot market when the market is down rather than at times when the market is up, thereby reducing the Company’s revenues on a per ounce basis.

In addition, should any counterparty to any sales contract entered into not honour such contract, or should any of such counterparties become insolvent, the Company may incur losses for products already shipped, may be forced to sell greater volumes of products, or at lower prices than intended on the spot market, or may not have a market for its products. The Company’s future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that the Company’s products will meet the qualitative requirements under future sales contracts or the requirements of buyers.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2011, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $6,123,000, which has been discounted using credit adjusted risk free rates ranging from 6.3% to 8.0%, of which $2,319,000 of the reclamation obligation relates to the La Encantada Silver Mine, $1,248,000 of the obligation relates to the La Parrilla Silver Mine, $1,997,000 relates to the San Martin Silver Mine and $559,000 relates to the La Luz Project. The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Obtaining Future Financing

The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing or debt financing, joint ventures or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain financing on favourable terms or at all.

As at December 31, 2011, the Company had $91,200,000 of cash in treasury. As a result of the Company’s ability to earn cash flow from its ongoing operations, the Company considers that it has sufficient capital to support its current operating requirements provided it can continue to generate cash from its operations and that costs of its capital projects are not materially greater than the Company’s projections. There is a risk that commodity prices decline and that the Company is unable to continue generating sufficient cash flow from operations or that the Company requires significant additional cash to fund expansions and potential acquisitions. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, major expansion, development and exploration plans.

Key Personnel

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in mining, exploration and development of mining properties is limited and competition for such persons can be intense. As the Company’s business activity grows, the Company will require additional key operational, financial, administrative and mining personnel. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of the Company’s operations could be affected, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Employee Relations

Certain of the Company’s employees and the employees of Mexican mining contractors indirectly employed by the Company are represented by unions. The Company has not experienced labour strikes or prolonged work stoppages in the past; however there can be no assurance that the Company will not experience future labour strikes or work stoppages.

Factors Beyond the Company’s Control

There are also a number of factors beyond the Company’s control. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and smelting facilities, aggressive income tax and value added tax auditing and the imposition of new or amendments to existing taxes and royalties. The effects of these factors cannot be accurately predicted.

Current Global Financial Conditions

Recent events in global financial markets, and the resulting increased volatility of global financial conditions, have had a profound impact on the global economy. Many industries, including the mining sector, have been impacted by these market conditions. Some of the key impacts of the recent financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Numerous financial institutions have either gone into bankruptcy or have had to be rescued by government authorities. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favorable to the Company.

If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Foreign Currency

The Company carries on its primary mining operations activities outside of Canada. Accordingly, it is subject to the risks associated with fluctuation of the rate of exchange of other foreign currencies, in particular the Mexican peso, the currency in which much of the Company’s costs are paid, and the United States dollar, the currency for calculating the Company’s sales of silver based on the world’s commodity markets. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Mexican peso denominated cash and cash equivalents, short term investments, accounts receivable, accounts payable, and investments in mining interests. Such currency fluctuations may materially affect the Company’s financial position and results of operations.

Title to Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used its reasonable commercial efforts to investigate its title or claims to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. The Company operates in countries with developing mining laws and changes in such laws could materially impact the Company’s rights to its various properties or interests therein.

Although the Company has obtained title opinions for those material properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

In the jurisdictions in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Price Volatility of Other Commodities

The Company’s profitability is also affected by the market prices of commodities which are consumed or otherwise used in connection with the Company’s operations, such as diesel fuel, natural gas, electricity, cyanide and other reagents and chemicals, steel and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company’s control.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees and mining contractors.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry with a focus on silver in Mexico. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Environmental Regulation

The Company’s operations are subject to environmental regulation promulgated by governments and government agencies from time to time. Environmental regulation provides for restrictions on, and the prohibition of, spills, release and emission of various substances related to mining industry operations which could result in environmental pollution. Further, a number of governments have introduced or are moving to introduce climate change regulation.

A breach of any such regulation may result in the imposition of fines and penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

The Company intends to fully comply with all environmental regulations. On February 25, 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a Clean Industry Certificate to the Company's wholly-owned subsidiary, First Majestic Plata, S.A. de C.V., regarding its activities at the La Parrilla Silver Mine.

Community Relations and License to Operate

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or it’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Shares Reserved for Future Issuance

There are stock options of the Company outstanding pursuant to which common shares may be issued in the future. Pursuant to the Arrangement between First Majestic and First Silver, shares of First Silver may be tendered for shares of First Majestic until September 14, 2012. Options are likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such options. The exercise of such options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional convertible securities. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The market price of the shares of resource companies, including the Company, tends to be volatile. Fluctuations in the world price of precious metals and many other elements beyond the control of the Company could materially affect the market price of the Company’s common shares.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business and value added tax refunds and other receivables. The Company sells and receives payment upon delivery of its silver doré and its by-products primarily through three international organizations. Additionally, lead-silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $8,791,000 as at December 31, 2011, of which $558,000 is past due. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at December 31, 2011, the Company has outstanding trade payables of $6,512,000 which are generally payable in 90 days or less and accrued liabilities of $15,903,000 which are generally payable within 12 months. As at December 31, 2011, the Company also has income taxes receivable of $9,734,000 in which it hopes to recover within the 2012 calendar year. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months, but there can be no assurance that a sudden significant decrease in silver prices, unrecoverable taxes receivable or other receivables might have a material impact on the Company’s sufficiency of cash reserves to meet operating requirements.

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest-bearing financial assets consist of cash and cash equivalents, which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2011, with the exception of capital leases, which have fixed interest rates, the Company’s exposure to interest-bearing liabilities is limited to its debt facilities.

Based on the Company’s interest rate exposure at December 31, 2011, the Company believes that a 25 basis points increase or decrease of market interest rate would not have a significant impact on net earnings.

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Local Groups

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. While the Company has agreements with the Ejidos that impact all of its properties, some of these agreements may be subject to renegotiation. Changes to the existing agreements may have a significant impact on operations at the Company’s mines.

In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of its mines.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of the Company’s personnel and responsible environmental stewardship are top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on its financial condition, cash flow and results of operations.

Enforcement of Judgments/Bringing Actions

The Company is organized under the laws of, and headquartered in, British Columbia, Canada and a majority of its directors and officers are not citizens or residents of the United States. In addition, a substantial part of the Company’s assets are located outside of Canada and the United States. As a result, it may be difficult or impossible for an investor to: (i) enforce in courts outside of the United States and Canada judgments against the Company and its directors and officers obtained in United States courts or Canadian courts based upon the civil liability provisions of United States federal securities laws or applicable Canadian securities laws; or (ii) bring in courts outside of the United States and Canada an original action against the Company and its directors and officers to enforce liabilities based upon such United States or Canadian securities laws.

Internal Control over Financial Reporting

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Mineral Projects

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), the following properties and projects have been identified by First Majestic as being material: the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine.

Summary of Reserves and Resources

This following table illustrates the Company’s Mineral Reserves and Resources estimate as at December 31, 2011:

Mine	Classification R & R	Mineralization	Tonnes	Silver g/t	Lead %	Zn %	Silver only oz In Situ	Silver Equivalent (oz) (Pb-Zn) In Situ
La Encantada	Proven (UG) Proven (OP-Tailings) Probable (UG)	Oxides Oxides Oxides	765,965 6,877,340 437,525	308 121 313	3.29 1.10 4.84	1.35 0.66 1.23	7,580,511 26,754,505 4,399,785	7,580,511 26,754,505 4,399,785
	Proven plus Probable (Oxides)		8,080,830	149	1.51	0.75	38,734,800	38,734,800
La Parrilla	Proven (UG) Proven (OP) Probable (UG) Probable (OP)	Oxides Oxides Oxides Oxides	250,076 505,600 882,285 1,268,571	204 114 208 98	0.72 - 0.16 -	0.10 - 0.04 -	1,638,405 1,853,117 5,901,268 3,996,979	1,638,405 1,853,117 5,901,268 3,996,979
	Proven plus Probable (Oxides)		2,906,532	143	0.11	0.02	13,389,770	13,389,770
	Proven (UG) Probable (UG)	Sulfides Sulfides	588,407 3,708,433	213 184	1.73 1.44	1.14 2.03	4,035,989 21,961,702	5,471,162 32,906,530
	Proven plus Probable (Sulfides)		4,296,839	188	1.48	1.91	25,997,691	38,377,692
	Proven+Probable (Oxides plus sulfides)		7,203,371	170	0.92	1.15	39,387,461	51,767,462
San Martín	Proven (UG) Probable (UG)	Oxides Oxides	719,684 327,232	217 231	- -	- -	5,017,181 2,433,491	5,017,181 2,433,491
	Proven plus Probable (Oxides)		1,046,915	221	-	-	7,450,672	7,450,672
Total Proven+Probable (Oxides plus sulfides)			16,331,117	162.98	1.15	0.88	85,572,934	97,952,935
La Encantada	Measured Plus Indicated (UG)	Oxides	4,313,824	147	1.51	2.01	20,411,399	20,411,399
La Parrilla	Measured Plus Indicated (UG)	Oxides Sulfides	327,645 1,128,306	150 78	1.75 1.13	1.30 3.45	1,576,951 2,837,120	1,576,951 7,235,393
	Measured + Indicated (Oxides plus sulfides)		1,455,951	94.30	1.27	2.97	4,414,070	8,812,344
San Martín	Measured Plus Indicated (UG)	Oxides Sulfides	575,980 606,595	266 66	- 0.89	- 1.86	4,925,744 1,288,493	4,925,744 2,707,051
	Measured + Indicated (Oxides plus sulfides)		1,182,575	163.44	0.45	0.96	6,214,237	7,632,795
Del Toro (1) (prior 43-101)	Measured Plus Indicated (UG)	Oxides Sulfides	728,444 649,528	194 353	2.45 7.20	2.71 7.14	4,543,483 7,371,631	4,543,483 21,521,018
	Measured + Indicated (Oxides plus sulfides)		1,377,972	269	4.69	4.80	11,915,114	26,064,501
La Luz (2) (prior 43-101)	Measured Plus Indicated (UG-OP)	Oxides Oxides (Tailings) Sulfides	2,656,428 1,403,233 1,052,170	222 90 316			18,938,779 4,075,305 10,675,742	18,938,779 4,075,305 10,675,742
	Measured + Indicated (Oxides plus sulfides)		5,111,831	205.11	-	-	33,689,826	33,689,826
Total Measured + Indicated (Oxides plus sulfides)			13,442,153	177.39	1.14	1.54	76,644,646	96,610,864
Total Proven & Probable and Measured & Indicated (Oxides plus sulfides)			29,773,270				162,217,580	194,563,799
La Encantada	Inferred (UG)	Oxides	1,873,553	197	1.48	1.96	11,876,975	11,876,975
La Parrilla	Inferred (UG) Inferred (OP) Inferred (UG)	Oxides Oxides Sulfides	1,505,150 1,293,600 7,485,292	204 99 174	0.30 1.19	0.14 1.51	9,893,537 4,117,430 41,937,467	9,893,537 4,117,430 59,108,592
San Martín	Inferred (UG) Inferred (UG)	Oxides Sulfides	5,646,955 3,476,075	252 65	- 0.87	- 2.10	45,794,040 7,233,600	45,794,040 15,998,743
Del Toro (1)	Inferred (UG) Inferred (UG)	Oxides Sulfides	656,778 1,174,960	214 358	3.35 7.12	3.20 7.47	4,518,803 13,532,060	4,518,803 39,552,778
La Luz (2)	Inferred (UG)	Oxides-Sulfides	1,854,963	220			13,097,701	13,097,701
Total: Inferred (Ox + Sulf.)			24,967,326				152,001,613	203,958,598

Notes:

(1) For Del Toro, drilling and development was recommenced in the third quarter of 2010 as part of the preparation for an updated independent technical report anticipated to be published in the second quarter of 2012. The estimates listed above are from the technical report dated October 9, 2008, shown on an In-Situ basis. As of the date of this AIF, sufficient information was not available to update the Reserve / Resource estimates.

(2) For La Luz, there has been no drilling or development since the technical report dated July 25, 2008.

Mineral Reserves and Resources are as defined by the CIM Definition Standards on Mineral Reserves and Resources. Mineral Resources are in addition to Reserves and do not have demonstrated economic viability. Unless otherwise noted, the December 31, 2011 Reserves were estimated using appropriate cut-off grades based on assumed metal prices of silver at $23.33 per ounce, gold at $1,600 per ounce, lead at $0.90 per pound and zinc at $0.90 per pound.

Internal Mineral Reserve and Resource estimates for La Encantada, La Parrilla, San Martin and Del Toro at December 31, 2011 were prepared under the supervision of Ramon Davila, Ing., the Company’s Chief Operating Officer and Florentino Muñoz, Ing., the Company’s Chief Geologist, as Qualified Persons as the term is defined in NI 43-101.

Mineral Reserve and Resource estimates for La Luz are based on an NI 43-101 historical estimate prepared by Micon International Ltd. (William J. Lewis) for Normabec in November, 2008 (the “La Luz Technical Report”). The Company has not confirmed the Resources and Reserves with respect to the La Luz property disclosed in the above table.

The technical reports issued with respect to the Company’s other material properties were reviewed by Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt as the independent Qualified Person for the Company.

The cut-off dates for latest NI 43-101 Technical Reports were:

  La Encantada on September 30, 2008;
  La Parrilla on June 30, 2011;
  San Martin on September 30, 2008;
  Del Toro on July 31, 2008; and
  La Luz on July 25, 2008.

The following table shows the total tonnage mined from each of the Company’s three producing properties during 2011, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves and Resources at each such property.

		La Encantada	La Parrilla	San Martin	Total
TONNES OF ORE PROCESSED	TONNES	1,384,040	362,947	286,758	2,033,745
OUNCES OF SILVER PRODUCED	OZ	4,366,636	1,793,728	1,055,745	7,216,108
OUNCES OF SILVER EQ PRODUCED	OZ EQ	32,849	263,444	50,092	346,386
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	4,399,485	2,057,172	1,105,837	7,562,494
TONNES MINED FROM 43-101	TONNES	1,311,486	296,521	115,400	1,723,407
TONNES MINED OUTSIDE OF 43-101	TONNES	72,554	66,622	171,360	310,536

La Encantada Silver Mine, México

Unless otherwise stated, the information on the La Encantada Silver Mine is based on the technical report entitled “Technical Report for the Encantada Silver Mine, Coahuila State, México” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of PAH and dated January 12, 2009, as amended and restated on February 26, 2009 (in this section, the “Technical Report”). Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the Technical Report has been prepared by the Company under the supervision of Ramon Davila, who is a Qualified Person for the purposes of NI 43-101.

Project Description and Location

La Encantada Silver Mine is an underground producing silver mine and processing facility located in the state of Coahuila, México. The mine is wholly-owned and operated by Minera La Encantada, S.A. de C.V. (“Minera La Encantada”), a wholly-owned indirect subsidiary of the Company held through its Mexican holding company, Corporación First Majestic, S.A. de C.V. La Encantada mine consists of two main silver / lead underground mines: the La Encantada and the El Plomo mines which have been consolidated into one operation and an industrial complex that includes a 4,000 tonnes per day cyanidation mill and a 1,000 tonnes per day flotation plant (currently in care-and-maintenance except for the crushing area which remains in operation), all necessary buildings and mine infrastructure, two schools, recreational facilities, mess hall, church, hospital, housing facilities, water wells and pipeline and air strip located in the municipality of Ocampo, Coahuila State, México.

La Encantada consists of 22 mining concessions, which provide mineral rights over an area of 4,076 hectares (10,072 acres). Certain mineral rights expire for the earliest titled concessions in 2015 (Encantada claim), and most other claims have expiration dates to 2050; these however, may be renewed for another 50 years. First Majestic has purchased the land surface rights under expropriation procedures from Ejido Tenochtitlán, where the camp, water wells, mine and plant installations are located to better manage the property.

Accessibility, Climate, Local Resources and Physiography

La Encantada is located within an isolated mining district in the north western portion of the State of Coahuila, in northern Mexico. It is located in the municipality of Ocampo, approximately 120 kilometres from the city of Múzquiz and approximately 120 kilometres from the city of Ocampo, Coahuila. La Encantada is located in the northern part of the Sierra Madre Oriental, within the Bravo-Conchos region. This physiographic province presents elevations that vary, in the lower parts from 1,000 metres to 1,800 metres above sea level, while mountain ranges in the area present elevations that may reach over 3,500 metres above sea level. These are generally oriented in a north-west direction. Surface rains are estimated to be only 10 millimetres to 20 millimetres per year.

Access to the mine is primarily by charter airplane from the city of Durango (about 2:00 hours flying time), or from the city of Torreón (about 1:15 hours flying time). The Company operates a private airstrip at the La Encantada mine. The airstrip is paved, 1,200 metres long by 17 metres wide and located at 1,300 metres above sea level.

Driving time from the city of Múzquiz is approximately 2.5 hours and about four to five hours from the city of Ocampo. A new highway is projected to be constructed during 2012, which is expected to provide easier access to La Encantada from major population centers.

La Encantada’s remote location has required the construction of substantial infrastructure, which has been developed during a long period of active operation by the mine’s previous owners, Peñoles and Compañía Minera Los Angeles, S.A. de C.V. La Encantada accommodation consists of 180 houses for employees, and an office, warehouses, club, restaurants, guest house, church, hospital and other community facilities.

Power supply to the camp is diesel generated and provided by First Majestic. Drinkable water supply is also provided by First Majestic. First Majestic has installed a satellite system with internet and wi-fi communications and outside telephone lines. Hand held radios are carried by all supervisors, managers and all vehicle operators for ground level communications. Most of the supplies and labour required for the operation are brought in from the city of Múzquiz, Coahuila.

History

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed during the period from 1956 to 1963. In 1963 the La Prieta deposit was discovered within the area. In 1967 Peñoles and Tormex established a joint venture partnership (Minera La Encantada) to acquire and develop the La Encantada project. In July 2004 Peñoles awarded a contract to operate the La Encantada mine, including the processing plant, and all installed facilities to a junior company, Desmín, S.A. de C.V (“Desmin”). Desmín operated the mine and processing plant at a 25 percent capacity until November 1, 2006 when First Majestic purchased all of the outstanding shares of Desmín. Subsequently First Majestic reached an agreement to acquire all of the outstanding shares of Minera La Encantada from Peñoles. The terms of the agreement between First Majestic and Peñoles had included royalty payments to Peñoles of up to 11 percent on the net smelter return, except for production from the concessions of San Javier and Las Rositas. In 2007, First Majestic purchased these royalty rights from Peñoles. First Majestic is now the sole owner of La Encantada Silver Mine and all its assets, including mineral rights, surface rights position, water rights, processing plant and ancillary facilities.

Geological Setting

The La Encantada mining district consists of skarn deposits with concentrations of silver, lead, iron and zinc in oxidized mineralization enclosed by calcareous sedimentary formations of Cretaceous age. These mineral concentrations present variable morphology from vein and bedded deposits, that generally occur in the upper part of the sedimentary sequence, to breccia pipe deposits (mineralized chimneys), bedded and stockwork areas in the intermediate zone, and metasomatic deposits with hornfels and skarn in bedded and stockwork zones in the lower portion of the sequence near granodiorite to diorite composition intrusive stocks.

(a) Regional Geology

The La Encantada mining district is located within the Sierra Madre Oriental. It is located in the eastern flank on a regional anticline. This consists of a complex, folded and predominantly NW-SE faulted sequence of Mezozoic calcareous rocks. The sedimentary rocks comprise limestone, dolomites and argillaceous rocks that range in age from the upper part of Lower Cretaceous to the upper part of Upper Cretaceous age. These rocks are enclosed by the sedimentary formations of Cupido (oldest), La Peña, Aurora, Cuesta del Cura, Georgetown, Del Río and Buda.

This sedimentary sequence was affected by intrusive stocks of dioritic to granodioritic composition, which branched out into the calcareous formations as dikes, sills and stocks. Metamorphic rocks were then created by the associated alteration, such as marble, skarn and hornfels.

Cupido Formation (Hauterivian to Barremian, Lower Cretaceous age) has been identified in the lower parts of La Encantada mine, at the underground level 535, as well as in some drill hole intercepts adjoining the La Morena deposit. Its upper contact is gradational into the La Peña Formation. The Cupido Formation hosts sulfide mineralization in other regions in Coahuila State, such as Lampazos and Ocampo, as appears to be the case in the lower parts of La Encantada mine.

La Peña Formation (Aptian – Lower Albian, Lower to Middle Cretaceous age) consists of a 60 metres thick sequence of calcareous shales intercalated with thin bedded limestones and dolomites. At La Encantada it occurs as a thin bedded sequence of black and carbonaceous shales which appear to have been deposited in a reducing environment. The La Peña formation appears to have acted as a seal for mineralizing fluids.

Aurora Formation (Lower to Middle Albian, Lower Cretaceous age) hosts most of the mineral concentrations at La Encantada. It consists of a sequence of thick to massive beds of intercalated limestones and dolomites. The thickness of this formation at the mine is estimated to be about 500 metres.

(b) Deposit Geology

The Aurora Formation appears to represent favourable physical - chemical characteristics for deposition of mineral concentrations. These are indicated by intercalated limestones and dolomites with intense fracturing in areas of fault intersections or in brecciated zones that appear to be related to deep-seated intrusive stocks, sills or dikes.

At the La Encantada mine workings, rocks of the Cupido, La Peña and Aurora formations have been identified, as well as some aphanitic dikes of apparent basic composition, and coarse-grained dikes and stocks of dioritic to granodioritic composition. No outcroppings of the intrusive stocks have been identified in the La Encantada area.

The most important mineral concentrations developed at La Encantada consist of mineralized breccia zones that appear to be related to and originated by deep-seated intrusive stocks. A halo of metasomatic rocks occur associated with the intrusive stocks, from marble in the outer parts to skarn with garnets (grossularite and andradite) as well as hornfels facies in proximity to the intrusive.

The La Encantada mine is located on a mountain range that corresponds to a symmetrical anticline. The La Encantada mountain range presents an extension in a NW-SE direction of about 45 kilometres, with elevations that vary from about 1,500 metres to over 2,400 metres. This mountain range is affected by a regional fault zone (La Encantada – Norias fault) that puts in contact the Aurora (Albian) and the Georgetown (Upper Albian) Formations. The anticline is affected by a series of normal secondary faults, as well as by a system of faults and fractures of regional behaviour that generally occur in a NE-SW direction.

Exploration

The La Encantada property has been the subject of exploration programs from its discovery in the 1950s, by prospectors in the early stages and by Peñoles from the late 1960s to 2003.

First Majestic’s exploration programs carried out during the second half of 2007 through to 2008 were primarily focused on proving and developing additional Reserves and Resources for the La Encantada mine. These resulted in a significant increment of both Resources and Reserves. Major efforts were developed in the areas of Breccia Milagros, Bonanza, San Francisco, Intrusivo Milagros, Azul y Oro, and Cuerpo de Zinc at mine level N-1535 and in the sampling of the old dumps. A long-term exploration program was initiated to investigate the promising target at the La Escalera breccia zone. A new exploration target was identified during the course of explorations to define the Azul y Oro mineralized zone. The newly discovered zone, denominated Buenos Aires, is located between the Azul y Oro and the La Escalera breccia zones.

Sampling of old dumps was also advanced and about 150,000 tonnes of screened material was measured, sampled and indicated during the period, in addition to screening and processing about 42,000 tonnes. Screening recovery of the dumps is about 40 percent in tonnage and grade enrichment from about 120 grams per tonne Ag to about 160 grams per tonne Ag.

First Majestic’s program of underground exploration was designed to investigate the Milagros and San Javier breccia zones, as well as the San Francisco bedded deposits and the Bonanza area where numerous veins occur associated with the Bonanza dike. The La Escalera breccia zone appears to be a significant target for exploration.

As outlined in the Technical Report (which has a cut-off date of September 30, 2008), during the period of September 2007, to September 30, 2008, a total of 6,660 metres of core drilling was completed. During the period of January to June, 2008 underground workings for exploration purposes were developed at the La Encantada mine, including 1,490 metres of access ramps, drifts, and crosscuts, and about 850 metres of exploration tunneling for drill sites access. This development resulted in a significant increment of Resources and Reserves at the various mine levels of the La Encantada Silver Mine, within the Stope 141, Stope 325, Breccia Milagros, Bonanza, Dique San Francisco, San Francisco, Jorobada, San Javier Extensión and Alto del Dique La Escondida areas. Since this cut-off date to December 31, 2011 an additional 23,598 metres have been drilled from underground and surface sites, with 109 holes, of those 6,054 metres with 16 holes were drilled from surface drill sites, which has assisted the geological team on-site to focus on additional areas for future resource definitions in possible future technical reports and for mining activities. Also, this drilling detected potential economic mineralization in Buenos Aires, Azul y Oro, and Ojuelas and San Francisco ore bodies. Underground development during the same period of time totaled 34,428 metres.

First Majestic designed an extensive 2008 geophysical program to investigate the various identified anomaly areas, and to confirm other indicated potential zones. This program was completed during the period of January to October, 2008, and included about 50 kilometres of lines measured by Natural Source Audio-Frequency Magneto Telluric methods (NSAMT). Readings were carried out along lines at 100 metres and 50 metres spacing according to geologic conditions, at 25 metres and 50 metres stations along the lines. This geophysical method takes reading of resistivity and conductivity parameters. The survey was conducted by Zonge Engineering and Research Organization from Tucson, Arizona. The Report identified and confirmed several exploration targets for future drilling. First Majestic has defined, based on potential and size, that the priority targets to explore are the Plomo area, Anomaly A and Anomaly B. In 2011 a surface diamond drill program was initiated at La Encantada covering some of those anomalies, with a total of 6,054 metres and 16 holes.

Mineralization

Mineralization at La Encantada is a typical assemblage of metasomatic deposits with a high content of silver and lead. This mineral assemblage has been affected by a long process of oxidation and secondary enrichment. Most mining activity at La Encantada has been developed within these oxidized mineral deposits and only some drilling and limited underground access has occurred in the primary sulfides mineral concentrations (La Morena deposit).

The mineralization consists of unconsolidated massive concentrations of oxides including hematite, limonite and other iron oxides as well as carbonates and sulfates, including the minor presence of zinc oxides. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada. Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerrussite) and sulfates (anglesite) and other oxides. The La Encantada mineral assemblage occurs within a range of about 435 metres in vertical extension (2,035 metres to 1,600 metres above sea level). Below the 1,600 metres elevation, at the La Morena deposit in the south west portion of La Encantada area, primary sulfide mineralization has been identified. This mineralization includes primarily sphalerite, galena and pyrite.

According to historical records from Peñoles, the typical mineralization in the oxidized deposits contains about 400 grams per tonne Ag, 5% Pb, and 20% Fe. In some parts of La Encantada area, within oxide concentrations and in some bedded replacement zones, the economic minerals may reach grades of about 1,150 grams per tonne Ag, 20% Pb and 30% Fe (Mantos at underground levels 710 and 720).

Primary sulfides at the Milagros stockwork zone show typical grades of 4.5% Zn, 1.0% Pb and 50 grams per tonne Ag.

Drilling

Drilling programs at La Encantada have been limited since the best exploration results may have been obtained through underground development. Additionally, topographic conditions at the mine and irregular morphology of mineral concentrations make it difficult to plan for drilling. Therefore, drilling from underground sites and mine workings has proven to be the most effective combination for exploration at La Encantada.

During the period from September, 2007 to September 30, 2008 (the period covered by the Technical Report), the drilling completed from underground sites totalled 6,660 metres to investigate continuity and depth of the Azul y Oro, Breccia San Javier, and La Escalera mineralized structures. These drill holes resulted in discovery of the Buenos Aires mineralized zone, extension and confirmation of some of San Francisco and Azul y Oro mineralized zones. Since this time an extensive development program has been launched in order to gain access to Buenos Aires area which is now in production.

Additional drilling was developed at the old Peñoles tailings dams to determine volume and grade of the two tailings dams. Metallurgical test work was carried out in some of the drilled tailings. Grade, tonnage and metallurgical recovery estimates have resulted in additional resources for the La Encantada Silver Mine, since some of the silver contained by the tailings may be suitable for economic recovery by cyanide leaching processing methods. The tailings drilling program included 15 drill holes totaling 168 metres at the Tailings Dam No. 1, and 34 drill holes for a total drilled depth of 576 metres in Tailings Dam No. 2. Trenches and surveying delimited additional tailings volume at the Tailings Dam No. 3.

The drill program from the cut-off date of September 30, 2008 to December 31, 2011 amounted to 23,598 metres over 109 holes of which most were drilled from underground drill sites and the 6,054 metres with 16 holes from surface drill sites checking the geophysics anomalies.

Underground development from the purchase date of November 1, 2006 to the cut-off date of September 30, 2008 amounted to 11,685 metres and development from cut-off to December 31, 2011 amounted to 34,428 metres. This development program is part of the ongoing mining activities and is required to maintain current and future production levels.

Sampling Analysis and Security

La Encantada’s current sampling team consists of two sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. No core samples are taken at this time at La Encantada.

Exploration sampling for reserve delineation at the La Encantada mine is conducted by drifting along the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings in breccia zones. Sampling crews take line channel samples at regular intervals of 3 metres, typically with one or several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles. Channel samples are taken in consecutive lengths of 1 metre or less, along the channel, depending on geologic features.

A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone, and the full thickness of the vein is not sampled. All channels for sampling are painted by the geologist and numbered on the drift’s walls for proper orientation and identification.

Historical drill hole data provided by Peñoles is locally included in the resource/reserve calculations, and is conservatively applied by First Majestic. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

The samples are brought into the La Encantada laboratory for preparation and assaying. To evaluate sample quality control La Encantada personnel perform periodic check analyses on samples. The pulp samples mineral content range includes assays that vary from 432 to 1,492 grams per tonne Ag. Average correlation coefficient of the silver grades is excellent for the set of samples, at 97%. The channel samples reproducibility for silver assays is at a correlation coefficient of 87%, with high variable differences of the silver grade. Most sample checks resulted in conservative assays for La Encantada lab.

First Majestic has established a systematic procedure to verify data and quality control. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

Mineral Resources and Reserves

First Majestic uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineral resources and reserves at La Encantada. First Majestic has compiled all data into a database and created a geologic model in SURPAC and GIS software. First Majestic has reviewed and calculated resources and reserves for La Encantada to assess the current status of the property and to use it as a basis for future updated estimates.

The reserve blocks estimated by La Encantada are exclusive of the resource blocks. Estimated Proven and Probable Reserves and Measured and Indicated Resources for La Encantada, as of September 30, 2008, are presented in Table 1. No further external resource or reserve calculations have been conducted since such date. It should be noted that since the cut-off date, to December 31, 2011, 2,856,439 tonnes have been mined from the La Encantada of which 2,504,129 tonnes were mined from the delineated Reserves and 352,310 tonnes were mined from areas that were not included in any previous estimates.

TABLE 1
Mineral Reserves and Resources as of September 30, 2008 (1)

CATEGORY	METRIC TONNES	WIDTH	GRADE			METAL CONTAINED (2)
	Tonnes	Metres	Silver g/tonne	Lead, %	Zinc, % (4)	Silver (Only) oz.	Silver (Eq) oz.
Total Reserves Proven plus Probable (3)
Proven	683,992	Over 2.00	354	2.23	0.92	7,777,602	8,261,401
Probable	4,511,686	Over 2.00	186	2.45	2.54	26,936,651	27,287,462
Total Reserves Proven + Probable (3)	5,195,677	Over 2.00	208	2.42	2.33	34,714,253	35,548,863
Total Resources Measured plus Indicated (3)
Measured	445,650	Over 2.00	399	4.15	0.65	5,710,055	6,025,271
Indicated (5)(6)(7)	4,931,103	Over 2.00	156	1.15	0.87	24,774,263	27,082,017
Total Resources Measured + Indicated (3)	5,376,753	Over 2.00	176	1.40	0.85	30,484,318	33,107,288
TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES (8)
	10,572,000	Over 2.00	192	1.90	1.58	65,199,000	68,700,000
Total Inferred Resources (1)(2)(3)
Inferred (8)	2,557,000	Over 2.00	220	1.00	1.00	18,226,765	20,034,145

(1)	Cut-Off Grade estimated as 250 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.
(2)	Silver equivalent includes Pb credit, at prices US$12.00/oz-AG, $0.75/lb Pb. Pb credit + 22 g/tonne AG.
(3)	Mining dilution is not included at over 2.00 m width. Estimates do not include mining recovery.
(4)	Zinc is not recovered.
(5)

Dump stockpile is considered as a measured resources because the average grade is below COG- 203 g/tonne Ag only and 186 g/tonne Ag eq., however with pre-screening may be processed. It requires additional testing.

(6)	La Morena sulfide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
(7)	Tailings are included within Indicated Resources due to required additional testwork and grade below Cutoff Grade – 111 g/tonne Ag.
(8)	Rounded figures.

Mineral Reserves and Resources as of December 31, 2011 (based on internal Qualified Person results)

	Category		Internal QP Estimates end Dec. 2011
		Type	Tonnes	Grade			In-situ mineral
				Silver (g/t)	Lead (%)	Zinc (%)	Silver Only (oz)	Silver Equivalents (oz)
La Encantada	Proven and Probable	Oxides + Sulphides	8,080,830	149.09	1.51	0.75	38,734,800	38,734,800
La Encantada	Measured & Indicated	Tailings	4,313,824	147.17	1.51	2.01	20,411,399	20,411,399
La Encantada	Inferred	Oxides + Sulphides	1,873,553	197.17	1.48	1.96	11,876,975	11,876,975

Since the date of the mineral Reserve and Resource estimate contained in Table 1 to December 31, 2011, approximately 10,310,427 ounces of silver equivalent have been extracted from the La Encantada Silver Mine. Production at La Encantada for the year ended December 31, 2011 amounted to 1,384,040 tonnes of ore of which 1,311,486 tonnes of ore were processed from Reserves and 72,554 tonnes of ore were processed from outside of Reserves.

Mining Operations

From the period of the cut-off of September 30, 2008 to December 31, 2011, First Majestic mined and processed 2,856,439 tonnes of ore from La Encantada at an average grade of 229 grams per tonne (7.34 ounces per tonne) Ag, for a total of 20,989,874 contained ounces. Production during this period amounted to 2,856,439 tonnes of ore processed at an average grade of 229 grams per tonne Ag and 2.3% Pb which resulted in 5,656,112 silver ounces being produced and 5,864,956 pounds of lead (Note: Production of lead concentrates. However, was suspended in 2010. Throughput in 2011 amounted to 1,384,040 tonnes of ore.

In July 2008, construction commenced on a new 3,750 tonne per day cyanidation mill. This mill was inaugurated on November 18, 2009. Commissioning of this new facility commenced at that time resulting in commercial production being achieved on April 1, 2010. Full production capacity was reached in the fourth quarter of 2010. During the year 2011 several modifications were made at the cyanidation mill increasing its capacity of 4,000 tonnes per day. Total ore throughput in 2011 was 1,384,040 tonnes grading an average of 210 grams per tonne Ag.

From November 2006 to June 2010 La Encantada operated a 1,000 tonnes per day flotation plant which was upgraded after the purchase of Desmin and La Encantada to achieve designed throughput. All production from the flotation plant was in the form of a lead-silver concentrate. Commencing in November 2009, the new cyanidation plant began producing precipitates and silver doré bars. The flotation circuit (except for the crushing area, which remains in operation) was placed in care-and-maintenance in June 2010 and since that time the La Encantada operation has been producing only doré bars.

The La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometres long, 700 metres wide and 500 metres in height. The mine was initially developed from shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada was converted to a mainly trackless operation, although rail haulage and shaft hoisting are still used on some areas of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 metres from the surface (2,035 metres above sea level) to about the 1525 level (1,525 metres above sea level), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the developed mine area. In order to improve the safety of our personnel the Company built two underground miner refuges with a capacity for 20 people each. The Company also constructed a new underground mechanic facility in 2011 to improve the availability and productivity of the underground fleet.

The principal mining method employed at La Encantada is overhand mechanized cut-and-fill utilizing development waste for fill. Ramps are driven in the ore bodies and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore. Stopes are drilled with jacklegs, and the main blasting agent is a commercial ammonium nitrate product, which is initiated with sausages of water-gel explosive primed with cap and fuse. Rounds are fired with Ignitacord (B-cord) as the fuse initiator. Stopes are mucked with rubber-tired 1.0 to 3.5 yd Load-Haul-Dump (“LHD”) machines, which also tram the broken ore to ore passes or remuck stations. Completed stope cuts are backfilled with development waste, which is passed through raises into the stope or trammed into the stope with the LHD units.

A modification of overhand cut and fill stoping that has been adopted for extraction of some breccia pipes and chimney ore bodies is post pillar stoping, which is essentially a room and pillar method, but on multiple horizons. Post pillar stopes in La Encantada mine are backfilled with waste, and are mined overhand progressing from the sill level to the next level above. Most development ramps for post pillar stoping are developed in waste outside the ore body. All other parameters for stoping the post pillar areas are the same as for a standard mechanized overhand cut and fill stope.

The old flotation plant was constructed in 1973 and at that time incorporated magnetic separation. In 1977 the plant was modified to convert it to flotation separation. Current ore being processed is from two sources: from the underground mine and from old mine dumps and tailings. The tailing and dump rock is screened ahead of the plant which results in cleaning debris from the tailings and upgrading the dump rock to about twice the grade of unscreened material. The mine ore and tailings are generally blended at a ratio of 1,150 tonnes per day from the mine and 2,850 tonnes per day from the tailings and then processed through the mill. The dump material is not mixed with the mine ore and instead, is campaign processed through the plant.

As a result of the addition of the cyanidation plant, the only area operating at the old flotation plant is the crushing area for the mined fresh ore. Crushing takes place in two stages and the ore is milled in a single ball mill closed with a cyclone. The mill is rubber lined and is charged with 2-1/2-inch diameter grinding balls. A second ball mill has been installed and is expected to be commissioned in April 2012, to enable an increase the processing of fresh ore from the mine to 1,500 tonnes per day.

Once crushed, the silver-rich fresh ore is ground, cyanide is then added and then sent to the old 125’ thickener. The resulting pulp and solution are then sent by pipe to cyanidation plant for processing, in order to obtain silver precipitates which are then melted in an induction furnace and poured into 25 – 30 kg silver doré bars containing more than 90% silver.

Since the date of the mineral Reserve and Resource estimated in the Technical Report (September 2008) to December 31, 2011, approximately 20,989,874 ounces of silver equivalent (including lead) have been extracted from the La Encantada Silver Mine of which 18,401,009 ounces were depleted from the Reserves and Resources.

The average head grade at the mill for 2011 was 210 grams per tonne of silver. This grade was a result of blending the old tailings with fresh mine ore. Combined recoveries from the old tailings feed and the fresh ore in the cyanidation plant was 47% resulting in the production of a total of 4,366,636 ounces of silver in 2011.

La Parrilla Silver Mine, México

Certain of the information regarding the La Parrilla Silver Mine is based on the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt (“PAH”) entitled, “Technical Report for the La Parrilla Silver Mine, Durango State, México” dated September 8, 2011 (in this section, the “Technical Report”). Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the Technical Report has been prepared by the First Majestic under the supervision of Ramon Davila and Florentino Muñoz who are Qualified Person’s for the purposes of NI 43-101.

Property Description and Location

La Parrilla Silver Mine is a producing underground silver mine and processing facility in Durango State, México. The mine is wholly-owned and operated by First Majestic Plata, S.A. de C.V. (“FM Plata”) a wholly-owned indirect subsidiary of the Company through its Mexican holding company, Corporación First Majestic, S.A. de C.V.

La Parrilla consists of 39 contiguous mining concessions in the La Parrilla mining district of Durango State which provides mineral rights which cover an area of 69,460 hectares (171,589 acres). All of these mining concessions convey exploitation rights for 50 years from the date of registration. Additionally, First Majestic owns land surface rights through purchase and lease agreements covering a total of 532 hectares.

Certain of the La Parrilla claims were purchased from Grupo México and include a net smelter return of 1.5% payable to Grupo México. The royalties payable thereunder are capped at $2,500,000. A total of $853,090 had been paid by the Company under the net smelter royalty as of February 29, 2012. There are no other encumbrances on La Parrilla mining concessions.

The La Parrilla area is located partly within Ejido San José de la Parrilla and partly within private property. FM Plata has made an agreement for the surface rights (60 hectares) with Ejido San José de la Parrilla for a period of 15 years which is renewable, under the provisions included in the Mexican Mining law, to permit the use of surface rights for development of projects that are of general economic interest including mining operations. First Majestic has purchased the rest of the land holdings from private land holders.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The La Parrilla Silver Mine is located in the south-eastern part of the state of Durango, about 80 kilometres from the capital city of Durango. La Parrilla mine is well connected to various populated towns and villages within distances from ten km to 20 km, including Nombre de Dios and Vincente Guerrero, which is a town of 12,000 inhabitants where postal, telephone, banking, hotels, restaurants, churches and schools are available. Durango and Zacatecas cities are located at easy driving distances from La Parrilla for more specialized resources such as universities, private and public hospitals. Most of the supplies and labour required for the operation are brought in from small communities in the region and from the nearby cities of Durango, Vicente Guerrero, and Zacatecas.

Access to the La Parrilla mine is by Federal Highway No. 45 from Durango to Zacatecas cities. A four kilometre detour at the 75 kilometre marker leads to the village of San José de la Parrilla and to the mine and processing plant. La Parrilla is connected to the San José de la Parrilla village by a one kilometre dirt road. Driving time from Durango city to La Parrilla is approximately one hour. International flights by commercial airlines to some major US cities and to most major Mexican cities are available from the cities of Durango and Zacatecas.

Power supply to the camp is provided by the national power grid. Potable water supply is provided from water wells. Telephone communications are integrated into the national telecommunications grid, including internet communications provided via copper wire from Tex-Mex. Hand held radios are carried by all supervisors, managers and all vehicle operators for internal communications.

The climate at La Parrilla is semi-dry with annual average temperatures that vary from 12º Celsius to 26º Celsius, with an annual average of about 18º Celsius. The annual average rainfall is about 580 millimetres with most of the rain occurring during the summer months, with only occasional rains during the winter. Occasional heavy rain storms may partially interrupt the La Parrilla operations.

Vegetation in the area consists of desert bush and shrub, including small mesquite, cacti, and grasses. At higher elevations there are pine, cedar and oak trees. Farming is mostly developed in the areas neighboring the population centers in the Mesa Central flatlands, and the principal crops are corn, beans and some wheat. Apple and peach trees are also grown in the region. Fauna in the area consists of deer, coyotes, small reptiles, and small animals such as rabbits, jackrabbits and birds of prey.

The La Parrilla area is located within the physiographic sub-province of Sierras y Llanuras de Durango, which borders between the Sierra Madre Occidental and the Mesa Central in north-western México. This physiographic sub-province presents elevations of about 1,600 metres above sea level in the Mesa Central and up to 3,000 metres above sea level in the mountain peaks of the Sierra Madre Occidental. Topography in the La Parrilla area is dominated by either isolated mountains or north-west oriented mountain chains, all surrounded by the plateaus and flat lands of the Mesa Central. The main La Parrilla (San José) mine portal is located at an elevation of 2,100 metres above sea level.

History

Mining activity in La Parrilla mining district began during colonial times. La Parrilla consists of underground silver-gold-lead mines with a processing facility that was originally constructed in 1956. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. (“Minera Los Rosarios”) who operated the mine until 1999 when operations were shut down due to low silver prices. The CFM, a Mexican federal entity responsible for promoting and supporting mining, constructed a 180 tonnes per day flotation plant at La Parrilla, which operated as a custom mill, processing ores from nearby areas, such as Chalchihuites, Sombrerete and Zacatecas. This plant was purchased in 1990 by Minera Los Rosarios from CFM.

In 2004, First Majestic acquired the mining rights and the plant from Minera Los Rosarios and, in 2006, successfully negotiated the acquisition of the mineral rights held by Grupo México which surrounded the original La Parrilla mine. Today First Majestic has consolidated ownership of the plant and all the mining rights of the land surrounding La Parrilla, where numerous mineral occurrences and mineral deposits are being investigated.

Geological Setting

The project is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, in the northwestern part of México, within the sub province of Sierras y Llanuras de Durango. La Parrilla consists of a mining complex made up of the separate mines which includes mineral deposits situated in the surrounding border of the geological contact zone between a dioritic intrusive stock and a sequence of Cretaceous sedimentary rocks.

La Parrilla’s mineral deposits are associated to geologic structures, which appear related to the intrusive stock, dikes and sills. Structural intersections have also originated breccia zones that caused favourable conditions for mineralization emplacement as stockwork zones. The contact zone between the intrusive stock and sedimentary rocks has also originated metasomatic deposits.

The most important known deposits at La Parrilla occur as vein deposits that pinch and swell along strike as well as downdip. These are enclosed by three main systems within the mining district. The first structural system may be related in orientation to the regional intrusive stock. Its general strike is north east 60º south west, dipping nearly vertical. It cuts through all regional rock units and it does not appear to represent economic significance.

The second structural system occurs with a general orientation of north 45º - 75º west dipping approximately 50º to 85º to the north east. It cuts through limestone, diorite and skarn zones. It encloses several mineral deposits in the area including Los Rosarios, El Cármen, San Cayetano and San José.

The third regional structural system is oriented north-south and dips to the east from 45º top vertical. It is generally concordant with the stratification and it encloses mineral concentrations, such as San Marcos, Quebradillas, Vacas and San Nicolas.

Exploration

La Parrilla was discovered in colonial times and only partially developed from outcroppings by following mineralization along the structures.

The Company carried out geophysical investigations during the period of April to June, 2007 to confirm previous studies within the areas of Quebradillas, Sacramento, Las Vacas, and Santa Paula (formerly Los Perros). These investigations have confirmed the presence of Induced Polarization (“IP”) and Resistivity anomalies which may be further investigated by direct methods, such as drilling and underground access where possible.

The geophysical survey resulted in prospective anomalous zones showing high resistivity and high chargeability. Drill sites were recommended to further investigate the most outstanding anomalies.

The Company's planned exploration program for La Parrilla during 2012 are designed to investigate principally two types of targets: increase the La Parrilla Resource/Reserve base with currently producing areas, and investigate geophysical, geochemical and structural targets that may result in significant concentrations of minerals.

Drilling

Drilling programs at La Parrilla have been limited by past operations, since the best exploration results have been obtained through underground development.

First Majestic took control of La Parrilla operations in January 2004, and initiated an aggressive drilling program to explore the various areas of interest within La Parrilla holdings in 2005. From the period of 2007 to June 30, 2011, a total of 60,774 metres have been drilled. Since the Technical Report cut-off of June 30, 2011 to December 31, 2011, 9,290 metres have been drilled.

FM Plata’s La Parrilla drill hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold/silver/lead/zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Based on geologic interpretations, no apparent deviation has been detected in drill holes. Most of First Majestic’s drill holes are longer than 150 metres. Deviation is defined with one survey reading at the bottom for holes of 150 metres in depth and two survey readings for holes longer than 150 metres; one reading at the middle and one reading at the bottom of the hole.

Logging is performed by the project geologists in each of the areas being investigated. The project geologists also determine the sample intervals. Trained assistants are in charge of core splitting and sampling as per the project geologists’ indications.

Mineralization

Mineralization at La Parrilla is typical of hydrothermal vein deposits and also includes deposits within the skain zone with a high content of silver. Weathering of the La Parrilla mineralization has caused oxidation and secondary enrichment zones containing sulfosalts (cerargyrite, pyrargyrite, stephanite) and carbonates (cerussite, hydrozinite, hemmorphite), sulfates (anglesite, willemite), and iron oxides (hematite, limonite) that may rack depths of up to 150 metres from outcroppings. The primarily minerals consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts (pyrargyrite, stephanite) associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, which consist of halides (ceragyrite), carbonates (cerussite, hydrozincite), sulfates (anglesite), silicates (willemite, hemimorfite) and iron oxides (hematite, limonite).

Sampling and Analysis

(a) Sample Preparation

Exploration, mine development, production, and plant samples are sent to First Majestic’s on-site laboratory for chemical analysis of silver/gold/lead/zinc and copper. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption.

A typical channel sample received by the laboratory, weighing approximately four kilograms, is passed through a jaw crusher to reduce it to a 1.3 -centimetre (1/2”) size. A 500 gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Celsius. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and ten grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams are taken for head samples; and one gram is required for precipitate samples.

The ten gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of + 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

(b) Check Assaying

To evaluate sample quality control, First Majestic performs periodic check analyses on samples. For the period October 1, 2008 to June 30, 2011 (the cut-off for the Technical Report), First Majestic sent 103 samples to Inspectorate Laboratories and to Eco Tech Laboratory Ltd., two independent commercial laboratories in Reno, Nevada, Durango, México, Vancouver, BC and Zacateceas, México, respectively for duplicate analysis. All core samples are sent to BSI-Inspectorate lab for assaying. The samples also assayed by La Parrilla lab and statistics correlation were applied to the assay results, therefore, the assay check was also performed by the same lab.

The correlation for silver assays of duplicate samples is only 66 per cent due to discrepancies on high-grade samples, for instance Ag 5,752 vs. Ag 2,970 at the maximum assays, while assays, while the pulp duplicates correlation is acceptable at 93 per cent.

The correlation for assays of lead is 88 per cent and 97 per cent for duplicate and pulp samples respectively. The correlation for zinc assays is 81 per cent for duplicate samples and 97 per cent for pulp sample duplicates. The range of silver values is from zero to 5,752 grams per tonne, with an average grade of 178 grams per tonne, while the range for lead is zero to 30 per cent with an average of 1.19 per cent and for zinc is zero to 24 per cent with an average grade of 0.87 per cent.

Channel sample checks are performed by analyzing random sample pulps at the La Parrilla lab with assay checking by Inspectorate lab at Durango. The assays include silver, lead and zinc.

(c) Security of Samples and Data Verification

The La Parrilla sample quality control procedure consists of checking the assays of one duplicate sample for every 20 regular samples. La Parrilla mines duplicate samples for the period of 2010 included 1,150 samples from channel samples of exploration areas. Additionally, the program included insertion of 103 standard samples, 108 blank samples and 289 pulp samples.

Mineral Resource and Mineral Reserve Estimate

The La Parrilla mine has estimated mineable reserves for the following deposits:

  La Rosa - Rosarios vein system
  San Marcos
  San Maros
  Quebradillas VG and OP

As of the date of the Technical Report (September, 2011), the total recoverable diluted Proven and Probable Reserves at a minimum mining width of 2 m, as reviewed by PAH, was 4.1 million tonnes averaging 162 grams per tonne silver, 0.9 percent lead and 1.3 percent zinc, for a total of 15.3 million recoverable ounces of silver only or 17.9 million ounces of silver equivalent contained with gold and lead credits. The proven ore category has been projected up to 20 metres from the drift sample data, while the probable ore category is projected another 20 metres beyond the proven ore.

The estimated Proven and Probable Reserves for La Parrilla as of the cut-off date of the Technical Report (June 30, 2011) amounted to 5.3 million tonnes for the underground mines with an average grade of 202 grams per tonne-Ag. Additionally, La Parrilla developed 1.774 million tonnes in open pit Proven and Probable Reserves with an average grade of 102 grams per tonne -Ag. These figures result in a net increment of Proven and Probable Reserves during the same period of 6.5 million tonnes containing a total of 37.1 million ounces of silver equivalent with an average grade of 164 grams per tonne -Ag including Pb and Zn values.

The newly developed reserves may result from various factors, including continuous mine development along the mineralized structures, exploration efforts, the presence of unforeseen adjacent vein branches and breccia zones and by mine dilution to accommodate mining equipment.

Table 2 presents a summary of the La Parrilla Proven and Probable Reserves and Measured and Indicated Resources, as at September 8, 2011 in addition to Inferred Resources at the bottom of the table, all as reported in the Technical Report. No further external Resources or Reserve estimates have been conducted since such date.

TABLE 2
La Parrilla Silver Mine
Mineral Reserves and Resources as of June 30, 2011

CATEGORY	Mineralization	Metric	Width	Au	Ag	Pb	Zn	Contained Metal
	Type	Tonnes	Metres	g/tonne	g/tonne	%	%	Ag (only) oz	Ag eq oz
MINERAL RESERVES
Total Proven Total Proven	Oxides Sulfides	127,778 160,690	3.09 2.72		301 302	1.36	0.93	1,235,695 1,561,792	1,260,344 1,804,608
PROVEN	Oxides plus Sulfides	288,468	2.88		302	1.36	0.93	2,797,487	3,064,952
Total Probable Total Probable	Oxides Sulfides	112,391 104,669	3.11 2.78		283 291	1.45	1.12	1,023,170 978,988	1,044,851 1,137,152
PROBABLE	Oxides plus Sulfides	217,060	2.95		287	1.45	1.12	2,002,158	2,182,002

PROVEN PLUS PROBABLE	Oxides plus Sulfides	505,528	2.91		295	1.40	1.01	4,799,645	5,246,954

MINERAL RESOURCES
Total Measured Total Measured	Oxides Sulfides	554,630 1,640,818	4.42 6.58	0.15 0.08	320 245	2.59	4.54	5,702,839 12,934,778	5,809,830 16,996,798
MEASURED	Oxides plus Sulfides	2,195,448	6.04	0.10	264	2.59	4.54	18,637,618	22,806,628
Total Indicated Total Indicated	Oxides Sulfides	428,445 433,043	3.06 4.59	0.22 0.05	298 192	3.46	6.07	4,107,289 2,678,396	4,189,938 3,750,441
INDICATED	Oxides plus Sulfides	861,488	3.83	0.13	245	3.46	6.07	6,785,685	7,940,379

MEASURED PLUS INDICATED (8)	Oxides plus Sulfides	3,100,000	5.41	0.11	255	2.84	4.97	25,400,000	30,700,000

INFERRED RESOURCES
Total Inferred (6) Total Inferred	Oxides Sulfides	4,600,000 3,400,000	3.37 4.86	0.03 0.12	162 179	0.01 2.05	0.00 3.51	23,900,000 20,000,000	24,800,000 28,000,000
INFERRED RESOURCES (8)	Oxides plus Sulfides	8,000,000	4.00	0.07	169	0.87	1.49	43,900,000	52,800,000

(1)	Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2)	Silver equivalent based on sales. Prices used for evaluation: Ag - $12/oz; Au - $708/oz; Pb - $0.75/lb; Zn - $0.75/lb.
(3)	Oxides Ag equivalent includes gold credit based on FMPlata sales. Au Credit = 6 g/tonne Ag.
(4)	Sulfides Ag equivalent includes Pb credit = 47 g/tonne Ag. Zinc is considered at 70% met. recovery = 30 g/tonne Ag.
(5)	Cut-Off Grade estimated as 184 g/tonne Ag net of Au credit in oxide ores; and 246 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered in COG estimates.
(6)	Preliminary Quebradillas Block Model estimate at COG>50 g/tonne Ag.
(7)	Reserves and Resources in this report are exclusive of each other.
(8)	Rounded figures.

Mineral Reserves and Resources as of December 31, 2011 (based on internal Qualified Person results)

	Category		Internal QP Estimates
		Type	Tonnes	Grade			In-situ mineral
				Silver (g/t)	Lead (%)	Zinc (%)	Silver Only (oz)	Silver Equivalents (oz)
La Parrilla	Proven and Probable	Sulphides	7,203,371	170.07	0.92	1.15	39,387,461	51,767,470
La Parrilla	Measured & Indicated	Oxides	1,455,951	94.30	1.27	2.97	4,414,070	8,812,344
La Parrilla	Inferred	Sulphides	10,284,041	169.21	0.91	1.12	55,948,434	73,119,559

Since the date of the mineral Reserve and Resource estimate contained in Table 2, approximately 1,250,220 ounces of silver equivalent have been produced from the La Parrilla Silver Mine. Production at La Parrilla for the year ended December 31, 2011 amounted to 362,947 tonnes of ore of which 296,521 tonnes of ore were processed from Reserves and 66,426 tonnes of ore were processed from outside of Reserves.

Mining Operations

La Parrilla operations include production from four different underground mines, and a small open pit. The underground operations are Rosario-La Blanca, San Marcos, Quebradillas and Vacas. The open pit has been developed on oxide ore situated atop the active Quebradillas underground mine. The Quebradillas and Vacas projects, along with an extensive adjoining land package, were acquired from Grupo México in 2006.

The underground stoping method used for mining the near-vertical veins and ore bodies of the operations of La Parrilla is overhand cut and fill. Some longhole stoping was done in the recent past, but no longhole stopes are currently being mined. Stope cuts are currently drilled with hand-held pneumatic jackleg drills. Stoping is largely done using breast-mining techniques, although some back stoping is also done. Ore is mucked in the stopes utilizing diesel-powered load-haul-dump units (LHDs), which have access to the stopes through crosscuts driven from ramps driven in the footwall of the stope. Once a stope back has been completely mined out the full length of the stope, backfilling is done using waste from development. The minimum mining width for all the mine operations is approximately 2.0 metres.

In 2011, mine and mill production from La Parrilla was about 2,057,172 equivalent ounces of silver from mining 362,947 tonnes of ore, of which 159,048 tonnes were oxide and 203,899 tonnes were sulfide ore. First Majestic metal production from La Parrilla was 1,250,220 equivalent ounces of silver since the June 30, 2011 cut-off date of the Technical Report.

During the 2011 calendar year, the production obtained was from 159,048 tonnes of oxides and mixed ores and 197,947 tonnes of sulfide ores. Although a small portion of both oxide and sulfide ore was obtained from development work, most was from stoping operations with a very small amount obtained from old stope backfill material. About 11 active stopes are required to maintain current production levels, and this will increase to about 27 active stopes for the expanded operations.

Mine development for La Parrilla Silver Mine is done with conventional methods, although blasthole drilling with hand-held jackleg drills is being replaced with electro-hydraulic diesel-powered drill rigs. The development sequence is still drill-blast-muck, with mucking done with rubber-tired, diesel-powered load-haul-dump units (LHDs). Haulage of ore and waste is accomplished using both low-profile and highway type diesel dump trucks. Drifts and ramps require little ground support, and the operators are installing rock bolts with or without wire mesh, and also shotcrete in dubious ground conditions of the backs and ribs of drifts and ramps, and also in stope backs. Bored and conventional raises are largely unsupported with occasional rock bolting done where dubious ground conditions have been identified.

A considerable amount of mine development and exploration projects are required to sustain the ore resources and stope development at the levels required to maintain the target production rates for La Parrilla Silver Mine. The total development metres driven during 2011 was 13,242 metres. In comparison, the total development metres driven during 2010 was 7,545 metres. During 2011, 14,447 metres of exploration were completed in the mines. In comparison, 1,581 metres of exploration was completed in 2010.

Capital Operating Costs

The site operating costs for La Parrilla averaged $42.48 per tonne mined and milled during the year 2011.

The La Parrilla operating costs are based on the mining, milling and processing of 159,048 tonnes of oxide ore and 203,899 tonnes of sulfide ore during 2011. The 2011 annual production costs averaged $8.92 per ounce of silver.

In addition, the costs of downstream processing bullion and concentrates, and marketing of these was considered in the units costs. The average cost of mining, milling and processing oxide ores during the 18-month period was $43.19 per tonne, and for sulfide ores was $74.12 per tonne.

In 2011, the La Parrilla operation was expanded from about 850 tonnes per day (425 tonnes per day oxides and 425 tonnes per day sulfides) to 2,000 tonnes per day (1,000 tonnes per day oxides and 1,000 tonnes per day sulfides). The estimated capital cost for the expansion, which commenced in December 2010 and being expected to be completed in the first quarter of 2012, is about $45,700,000. The total estimated capital costs for the expansion program to 2000 tonnes per day, which is expected to be completed in the first quarter of 2012 and with continued underground preparations and plant sustaining expenditures, including a new production shaft and underground rail system to 2014, is about $69,500,000. The total capital expended in 2010 for the project was about $3,700,000, including $2,000,000 for new mill equipment and $1,600,000 for new mine equipment, both of which were purchased within the production expansion program. The total capital expended in 2011 for the project was approximately $30,714,000.

Most of the capital cost in the actual 2010 and 2011 expenditures, and also for the planned 2012, 2013 and 2014 Mine Plan budgets are for the on-going mill and process plant expansion, underground mine development and consolidation, open pit development, infrastructure upgrading, equipment purchases and exploration.

The Company has generated a life-of-mine capital expenditure schedule, which amounts to about $16,500,000 from January 1, 2011, forward. Sustaining capital over the 14-year mine life includes capitalized development for both open pit and underground mines, and also new mine and plant equipment costs, as well as on-going exploration and tailings expansion capital.

The Company’s capital expenditure schedule includes estimated capital expenditures for the mine life, which will be spent in closure and rehabilitation cost, especially if the La Parrilla ore deposits are depleted by 2024. The payback period for the investment based on $45,700,000 is 3.2 years, assuming silver price of $23.85 per ounce, gold price of $1,300 per ounce, lead and zinc prices of $1.00 per pound.

San Martín Silver Mine, México

Certain of the information in this section is based on the technical report entitled “Technical Report for the San Martín Silver Mine, State of Jalisco, México” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of PAH dated January 15, 2009, as amended and restated on February 26, 2009 (in this section, the “Technical Report”). The Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the Technical Report has been prepared by the Company under the supervision of Ramon Davila, who is a Qualified Person for the purposes of NI 43-101.

Project Description and Location

The San Martín Silver Mine consists of a predominantly silver mine and processing plant located near the town of San Martin de Bolaños in Jalisco State, México. The mine is wholly-owned and operated by First Majestic through Minera El Pilón, S.A. de C.V. (“El Pilón”), a wholly-owned indirect subsidiary of the Company held by its Mexican holding company, Corporación First Majestic, S.A. de C.V.

El Pilón holds 30 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights for 7,841 hectares. These include 30 mining concessions with exploitation rights. Mineral rights for the earliest titled concessions are due in the year 2035, and most other claims have expiration dates in the 2050s; these however, may be renewed for another 50 years. No royalties or any other encumbrances are due on any of the San Martin mining concessions.

The surface rights to the San Martín mine are mostly owned by El Pilón. A portion of the access roads to the mine are located on land owned by private owners. El Pilón has negotiated surface rights agreements with some individual owners for parts of the access road.

Accessibility, Climate, Local Resources and Physiography

The San Martín mine is located at the coordinates 21° 45’ north latitude, and 103° 45’ west longitude, in the Bolaños river valley. Climate in this area is generally warm and semi-wet with rain in the summer season. Annual freezing temperatures in the region are recorded mostly during the month of February, from 0 to 20 days, while hail occurs during the rainy season for less than five days per year.

Climate and topographical conditions in the San Martín de Bolaños area support farming and cattle by the river valley; however, in the surrounding areas, only sparse to moderately dense desert vegetation of bushes and shrubs cover the hills and slopes. The mine area is within a transition zone that changes from desert grasses in the lower elevations to evergreens, pines and oaks and other types of trees at higher elevations.

The San Martín operation is 150 kilometres by air or 250 kilometres by paved road north from Guadalajara. Driving time is four to five hours and flying time is about 45 minutes by charter plane from Guadalajara, of 1.5 hours from Durango, Mexico. The town of San Martín de Bolaños constitutes the commercial center for the immediately surrounding region. Major facilities, including international airports, are located in the cities of Guadalajara, Zacatecas and Aguascalientes.

The municipality of San Martín de Bolaños is occupied by approximately 3,000 people. The town is connected to the national power grid and it has standard telephone lines, internet availability, and satellite communications.

Water for the town inhabitants’ consumption is pumped from wells. Most of the people living in the area depend on small scale farming, raising livestock, and growing fruit.

The San Martín mine is connected to the national power grid through a substation located about 20 kilometres to the north at the neighbouring Bolaños mine. Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks. The water source for the processing plant is the Bolaños River, which supplies a permanent flow. Mine and plant installations, including camp facilities, tailings storage and waste disposal areas required for the mining and milling operation of San Martín, are located on land owned by El Pilón.

The infrastructure on-site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing.

History

In 1981, Mr. Héctor Dávila Santos purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, Inc. (“FSR”) by way of reverse takeover, acquired all the shares of El Pilón, the owner and operator of the San Martín Silver Mine.

In April 2006 First Majestic entered into an irrevocable share purchase agreement to acquire a majority share interest of FSR from Mr. Dávila Santos. The Company took control of FSR and the San Martin mine in June 2006 and subsequently acquired the remaining shares of FSR pursuant to a business combination which closed on September 14, 2006. Please see the section entitled “General Development of the Business” for further information.

Geology and Mineralization

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). In the project region, the stratigraphy is represented by a thick sequence of upper volcanics consisting of approximately 1,000 metres of alternating ash-flow tuffs and lava flows. The composition of these rocks is predominantly rhyolitic with lesser amounts of andesite and rare occurrences of basalts. Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a complex geologic framework. Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

Exploration

At San Martin, exploration programs have been primarily based on direct development workings and complemented with limited drilling. This allows for mine preparation at the same time as the exploration advances along the mineralized structures. Topographic characteristics in the mine area do not permit easy drilling from surface access due to the vein’s strike and dip into the mountain range. However, in recent years, and particularly since 2002, a more extensive program has been carried out consisting of exploration based on diamond drilling, both from underground accesses and surface sites.

As at the cut-off date of the Technical Report, being September 30, 2008, drilling totaled 570 diamond drill holes for a total depth of 61,132 metres, at an average depth per hole of about 107.3 metres. All of the drill core has been retained after logging and sampling. Since the cut-off date and up to December 31, 2010 drilling has continued to assist in ongoing mining activities and has included a total of 12,282 metres over 158 holes, 11 drilled from surface and 147 from underground The results of those programs upgraded resources to reserves and opened other areas for further exploration and development, such as the Cymoid zone of the Zuloaga vein at the La Escondida mine Level 5900, at the Ballenas mine Level 5550, at the La Blanca vein Stope 5735 and at the San Pablo Stope 5920, where sampling and development works have shown high grade silver mineralization.

A total of 31,064 metres of underground development has occurred at San Martin between the acquisition completion date of September 14, 2006 and December 31, 2010. This ongoing development program has been focused on the Cangrejos, San Pedro, Ballenas and Escondida levels on the Zuloaga and Rosarios/Condesa veins.

First Majestic’s geological staff at San Martin includes four active and experienced geologists and other Company geologists active throughout First Majestic’s other operations within México with full support from management, to carry out and supervise the exploration efforts in addition to 19 samplers and contractors for field work.

Drilling

The San Martin drill program from January 1, 2007 to September 30, 2008 (the period covered by the Technical Report) included 127 drill holes with a total depth of 19,619 metres of core, in addition, about 3,906 metres of underground development for drill sites and access preparations. Estimated cost for this program was $4,900,000 million. Since this cut-off date 158 holes covering a total of 12,268 metres were drilled with the intent of defining new economic mining areas and new adjacent mineralized zones in the Zuloaga vein.

Even though exploration activities at San Martin were reduced due to the market environment in 2008 and 2009, an underground drilling program continued in 2009 and 2010. This program consisted of 135 drill holes with 8,029 metres being drilled, which were focused on investigating deep targets and parallel veins to the Zuloaga vein. The total estimated cost for the exploration program was about $2,500,000. This program has detected parallel veins to the Zuloaga vein (San Pedro Type) which may warrant further investigation.

The current underground drilling at San Martín is carried out with Company owned equipment and contractor equipment. This includes electric powered drilling machines for underground operations, such as a Diamec 232 and a CP-55. Deep underground drilling is normally assigned to independent contractors as well as the surface programs.

Core drilling is incorporated in the regular mining operations to test the vertical vein projections and both walls for mine planning as well as for geologic investigations. First Majestic’s geology staff reports core recoveries of about 90 percent with exceptions in brecciated rock where it may drop to 50 percent. Core diameter used at San Martín is generally BQ for short underground drill holes and NQ diameter for long underground and surface drilling. The core is then logged by the geology staff and sampled.

Sampling and Analysis

San Martin’s current sampling team consists of four sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. Core samples are taken at the camp facilities after the core logging has been completed.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take line channel samples at regular intervals, typically with one line every 3.0 metres along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Channel samples consist of shallow chips broken off the back of the drift. A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone and the full thickness of the vein is not sampled.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ and NQ sizes in diameter, and holes are of generally good recovery (90 percent). Drill-hole data are locally included in the reserve calculations, but given the relatively small size of the core sample, it is conservatively applied. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

Channel, exploration, mine development and production, and plant samples are sent to San Martin’s onsite laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3 -centimetre (1/2”) size. A 500-gram split is taken and passed through a gyratory crusher to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 150°C. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to control the metallic minerals, and to ground the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and concentrates; 20 grams for head samples and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into a diesel-fired furnace for fusion into a lead button. The diesel furnace does not have any temperature control and as a result temperatures fluctuate to a certain extent. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The final gold bead weight is the gold content, while the difference in weight is the silver content for the samples. The microbalance used has a sensitivity of +1 milligram (equivalent to an actual grade of +1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

To evaluate sample quality control, First Majestic performs periodic check analyses on samples. Since 2004, 10 to 30 samples have been sent each month to Chemex Laboratories, to SGS Laboratory, to Met Mex Peñoles laboratory, and to Laboratorio Industrial Metalúrgica Herrera, for duplicate samples and duplicate pulp samples analysis.

PAH reviewed assays of duplicated samples from 2007 and 2008 sent to SGS Laboratory and Chemex Laboratories in connection with the preparation of the Technical Report. The samples mineral content range includes assays that vary from 3 to 3,870 grams per tonne Ag. Average correlation of the results is 92 percent for the duplicate samples silver assays within a broad range, while the pulp duplicates show results close to 100 percent. High discrepancies occur in the gold assays. PAH reported that the reproducibility of silver grades is acceptable and somewhat conservative, considering that the reported values from the San Martin laboratory tend to be lower, but within acceptable industry practices. Gold assays present high variations. Because the gold beads are so small, the assayer is forced to estimate the bead weight in the measurement gold grades in the tenths of a gram per tonne range. PAH reported that the reproducibility of gold grades is reasonable, with some of the variability between samples pairs due to the relatively small quantity of pulp (10 grams) used for the assays. Since the gold values are not used in the determination of the reserve block delineation and stope layouts, PAH concluded this was not a significant issue.

Mineral Resource and Mineral Reserve Estimates

First Majestic uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserves.

Table 3 shows a summary of mineral Reserves and Resources for the San Martín Silver Mine to September 30, 2008. No further external resource estimates have been conducted since this cut-off date. It should be noted that since the cutoff date, 912,319 tonnes have been mined from San Martin of which 459,457 tonnes were mined from the Reserves and 452,862 tonnes where mined from areas that were not included in any previous NI 43-101 estimates.

TABLE 3 - San Martín Silver Mine
Mineral Reserves and Resources as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Ag	Pb	Zn	METAL CONTAINED
Proven Reserves	Type	Tonnes	m	g/tonne	%	%	Silver (Only) oz.	Silver eq. oz.
SUBTOTAL - 1	Oxides	527,373	2.72	273			4,636,211	4,805,765
Probable Reserves
SUBTOTAL - 2	Oxides	243,091	2.56	276			2,154,571	2,232,727
Proven and Probable Reserves							6,790,782
TOTAL	Oxides	770,464	2.67	274			6,790,782	7,038,492
Mineral Resources
Measured Resources
SUBTOTAL - 3	Oxides	122,404	4.95	233			915,774	955,128
SUBTOTAL - 4	Sulfides	415,771	3.23	97	0.87	2.07	1,292,213	1,292,213
Indicated Resources
SUBTOTAL - 5	Oxides	294,361	4.49	288			2,729,201	2,823,840
SUBTOTAL - 6	Sulfides	670,684	4.95	116	0.94	1.64	2,498,639	2,498,639
Measured and Indicated Resources
TOTAL	Oxides plus Sulfides	1,503,220	4.38	154	0.91	1.80	7,435,827	7,569,820
Proven and Probable Reserves plus Measured and Indicated Resources.
TOTAL RESERVES AND RESOURCES	Oxides plus Sulfides	2,273,684	3.80	195	0.91	1.80	14,226,609	14,608,312

Inferred Resources
Inferred Resources
TOTAL (6)	Oxides plus Sulfides	8,200,000	5.34	185	1.40	1.60	48,900,000	50,000,000
(1)	Estimated Reserves are exclusive of Resources.
(2)	Inferred Resources are speculative in nature and may not become Reserves.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.
(6)	Rounded figures.

Mineral Reserves and Resources as of December 31, 2011 (based on internal Qualified Person results)

	Category		Internal QP Estimates
		Type	Tonnes	Grade			In-situ mineral
				Silver (g/t)	Lead (%)	Zinc (%)	Silver Only (oz)	Silver Equivalents (oz)
San Martin	Proven and Probable	Oxides	1,046,915	221.36	-	-	7,450,672	7,450,672
San Martin	Measured & Indicated	Oxides	1,182,575	163.44	0.45	0.96	6,214,237	7,632,795
San Martin	Inferred	Oxides	9,123,030	180.79	0.33	0.80	53,027,640	61,792,783

The resource calculations contained in Table 3 are based on projections of the mineralized zones of 50 metres beyond the areas of the reserves for the measured resources, and another 50 metres beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Company’s estimated resource blocks do not include the estimated reserve blocks since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries. Mineral resources do not include development details for underground mine accessibility and mine planning.

Since the date of the mineral Reserve and Resource estimate contained in Table 3 to December 31, 2011 approximately 3,795,425 ounces of silver equivalent (including gold & lead) have been produced from the San Martin Silver Mine of which 1,911,430 ounces were depleted from the Reserves/Resources set in Table 3. Production at San Martin for the year ended December 31, 2011 amounted to 286,758 tonnes of ore of which 115,400 tonnes of ore were processed from Reserves and 171,358 tonnes of ore were processed from outside of Reserves.

Mining Operations

The San Martín Silver Mine includes underground workings that have opened six main drifts with levels at an approximate 35 metre vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 metres, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983, when El Pilón initiated operations in the area, to the September 2008 cut-off date, over 4.3 million tonnes of silver ore have been extracted and processed, for sales of approximately 33.6 million ounces of silver, including some gold and lead. Since this cut-off date, to December 31, 2011 an additional 912,319 tonnes of ore have been mined with an average grade of 155 grams per tonne Ag, 0.13 grams per tonne Au and 0.08% Pb, resulting in 3,490,638 ounces of silver being produced 4,878 ounces of gold and 4,463 pounds of lead.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 metres. Main access levels are San José, Santa María, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, all with access from surface adits and various interconnecting ramps, from elevations of 1080 to 1600 metres above sea level. Production also occurs from the La Blanca vein, a vertical split off the Zuloaga vein. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 metres relative to the footwall.

Mine production has come from stopes located on La Escondida, San José, Ballenas, Congrejos, San Pablo, San Juan, Santa Elena, and San Carlos levels. Underground drilling is performed using jackleg drills, and blasting is accomplished with ANFO explosives. Opening sizes are driven at 4.0 metres by 3.5 metres. Ramp inclinations are generally limited to about 12 percent. Typically, the total advance for drifting, ramping and raising is about 650 to 950 metres per month. The average productivity in headings is 0.7 metres per man shift, which is in the normal range for this type of development

Mechanized cut and fill stopes account for 100 percent of production, and these are developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 metres away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 metres from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation. During the last two years a long hole drill has been operating to recover some ore that was left in the pillars.

Underground loading and haulage is performed with 2 cubic yard, 3 cubic yard and 5 cubic yard Load-Haul-Dump machines (Scooptrams) and 10 to 13 tonne-capacity trucks. Ore is trammed to the surface and stockpiled at surface dump sites. On the surface, the ore is loaded from stockpiles into 22-tonne trucks and transported to the mill some 13 kilometres away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

The San Martín processing plant has been in operation since 1983 at an increasing capacity that reached 750 tonnes per day in 2008. Since September 30, 2008, several improvements have been made at the mill in order to improve efficiencies, costs and throughput. These changes included; rebuilding of leaching tanks, replacing electric motors, rehabilitating crushers, and the installation of a new thickener and replacing one of the ball mills in the third quarter of 2011. These changes have resulted in increasing the current mill throughput to 950 tonnes per day. Silver ore is processed by conventional cyanidation, using agitation in tanks, counter-current decantation (CCD) thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crow process. The Company also runs additional processes including an acid wash and lead elimination processes prior to producing a final precipitate. The precipitate is then smelted to produce silver doré for shipment to commercial refineries. In addition to the cyanidation system, the plant can produce a gravity concentrate and there is also a flotation circuit which is presently in care and maintenance pending further capital investment and improved and sustained prices of lead and zinc. The average daily throughput in 2011 was 870 tonnes per day all of which was through the cyanidation circuit for the production of silver doré.

Production for 2011 amounted to 286,758 tonnes grading 147 grams per tonne Ag and 0.13 grams per tonne Au resulting in total silver production of 1,055,745 ounces plus 1,097 ounces of gold production for a total equivalent Ag ounces of 1,105,837. A total of 115,400 tonnes of ore came out of the current delineated Reserve/Resource while 171,360 tonnes were mined from areas that were not included in any previous delineated estimates.

Since September 30, 2008, the average grades have remained very stable from 151 grams per tonne Ag to the current 158 grams per tonne Ag. The average head grade at the mill for 2011 was 147 grams per tonne while the average grade for the entire period of October 1, 2008 to December 31, 2011 was 155 grams per tonne Ag. Gold values had been in the range of 0.15 grams per tonne.

Del Toro Silver Mine, México

Certain of the information on the Del Toro Silver Mine is based on the technical report titled “Technical Report for the Del Toro Silver Mine, Zacatecas State, México” (in this section, the “Technical Report”) prepared by Leonel Lopez, C.P.G. of PAH and dated October 9, 2008. Mr. Lopez is an independent Qualified Person for the purposes of NI 43-101. The Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the Technical Report has been prepared by the Company under the supervision of Ramon Davila, who is a Qualified Person for the purposes of NI 43-101.

Property Description and Location

The Del Toro Silver Mine is a development project located near the municipality of Chalchihuites, in the northwestern part of the State of Zacatecas, México. The property is wholly-owned and operated by FM Plata, a wholly-owned indirect subsidiary of the Company through its Mexican holding company, Corporación First Majestic, S.A. de C.V.

The project’s area is located at elevations from 2,300 to 2,900 metres above sea level. The Del Toro Silver Mine consists of 21 contiguous mining concessions in the Chalchihuites mining district that cover mineral rights for 368 hectares (909 acres). All these mining concessions include exploitation rights. Mexican mining concessions include mineral rights for a renewable period of 50 years from the date of the title. The earliest date of renewal of the Del Toro concessions is for the La Encarnación concession which has a January 16, 2019 renewal date. FM Plata owns all mineral rights within those concessions. There are no other encumbrances on the Del Toro mining concessions.

Surface rights in México are either owned by communities (“Ejidos”) or by private owners. Chalchihuites mining district land is mainly owned by private owners and by “ejidatarios”. In either case the mining concessions include “right of way” rights, although in many cases it is necessary to negotiate access to the land. At Del Toro the access to San Juan, Perseverancia and most other mining prospects is opened due to historical works and developments. The Mexican mining laws include provisions to facilitate purchasing the land required for mining activities, installations and development. FM Plata has recently acquired 100 hectares (247 acres) around the San Juan area and has entered into a lease agreement for 25 hectares (61.75 acres) at the Perseverancia area from private owners for future installations and project requirements. FM Plata also recently acquired one hectare of surface rights at the Chalchihuites town which is the proposed site for a sewage treatment plant to be built as part of a Social Responsibility project with the Chalchihuites Municipality. This treatment plant is expected to solve an environmental challenge for the town and the Company will be able to use treated water for the mill operations at the Del Toro mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Del Toro is located in the northwestern part of the state of Zacatecas, about 40 kilometres to the southeast of First Majestic’s La Parrilla Silver Mine and approximately 120 kilometres to the southeast of the capital city of Durango. It is situated within the municipality of Chalchihuites, about 1 kilometre to the east of the village of Chalchihuites.

The Chalchihuites mining district is situated in the bordering zone between the Sierra Madre Occidental and Mesa Central provinces. Del Toro is located at elevations of 2,300 metres to 2,900 metres above sea level, while the Sierra Negra and Sierra Chalchihuites reach elevations of 3,000 metres above sea level.

The Chalchihuites climate is moderate with an average annual temperature of 16° Celsius to 18° Celsius and total rainfall of 600 millimetres to 700 millimetres. Most of the annual precipitation in the Chalchihuites area occurs during the rainy season months of July to October.

Vegetation in the area consists of xerophile plants in the lower elevations, including cactuses and grasslands, while in the higher elevations the predominant vegetation consists of coniferous or evergreen oak forests (pine and oak trees). Most farming (corn, beans, chiles, wheat and some fruit trees) in the area takes place in the valleys and lower elevation zones.

The Del Toro area is accessible by paved highways from the cities of Zacatecas and Durango. Driving time to Chalchihuites from Zacatecas is about three hours and from Durango is about 2.0 hours. Local roads connect the mining district to various population centers within the region. The project is located about one kilometre to the east of the village of Chalchihuites by all-weather dirt roads. The labour force, including miners, is available from these population centers.

Electric power is provided by the national grid. Potable water is available to all the towns from water wells. The Walterio railroad station is located 5 kilometres from Chalchihuites with connections throughout the country. All basic facilities are available in most major population centers within the region. Airports with service for international flights are available in the cities of Durango and Zacatecas.

History

The Del Toro Silver Mine is located within the Chalchihuites mining district and contains mineral deposits which have been exploited by underground silver/gold/lead/copper mines. The Company commenced exploration in the area in late 2004 under option agreements. The Company subsequently exercised options to acquire Perseverancia and the San Juan groups of claims in 2006 and 2007 respectively. Del Toro comprises numerous small mine developments located around a regional granodioritic intrusive within metasomatic rocks at the contact with Cretaceous limestones. These are enclosed by mineralized structures, vein-type, manto replacement and breccia pipe deposits. Most mine workings are superficial developments with the exception of the San Juan area where a 90 metre deep shaft was developed to extract some of the high grade silver minerals, and at the Perseverancia area where two shafts were developed following two adjacent breccia pipe deposits to a depth of about 200 metres. No official records exist of mineral production from these Del Toro mines, however, estimates by volume suggest that approximately 100,000 tonnes of ores were extracted from each of the San Juan and Perseverancia mines. The Perseverancia mine was operated by Mr. Raúl Mazatán for a period of 23 years until 1997. He shipped approximately 150 to 300 hand-sorted ore tonnes per month to the Peñoles smelter in the city of Torreón. The ore was reported to contain 1,500 to 3,000 grams per tonne silver and 20 to 40 percent lead in massive sulfides.

Geological Setting

The project is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, in the northwestern part of México, within the sub province of Sierras y Llanuras de Durango. It is located on the western side of a regional contact zone between a granodioritic intrusive stock and a sequence of Cretaceous sedimentary rocks.

The exploration area is located on the northwestern flank of the Chalchihuites anticline, while Panamerican Silver Corp.’s La Colorada mine is located on the southeastern flank of the same regional structure. The Del Toro mineral deposits geology consists of mineralized structures enclosed by skarn and granodiorite within the contact zone between the intrusive stock and sedimentary rocks of the Indidura and Cuesta del Cura formations.

Exploration

The Chalchihuites mining district was discovered in colonial times and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted. Common practice was to mine out high grade ores, in particular mineralization in oxides that required simple processing.

First Majestic developed an exploration program at Del Toro that included geologic mapping, geochemical and geophysical investigations, channel sampling and mapping of underground workings, diamond drilling and underground development such as access ramps, drifting and cross-cutting into the working areas of the old San Juan and Perseverancia mines.

First Majestic focused its exploration efforts on large volume targets such as the San Juan area, while test mining small to medium size volume of high grade mineral concentrations that were left within blocks and accessible areas along the workings such as within the Perseverancia area.

First Majestic also carried out geophysical investigations to confirm previous studies within the Del Toro area. These investigations confirmed the presence of IP, Resistivity and Magnetic anomalies and were then followed up with geochemical investigations. This program consisted of a total of 254 rock chip samples to confirm or evaluate some of the areas of interest. The anomalous areas were further investigated by geophysical methods. This preliminary exploration program was completed in 2005 and was later followed up with a drilling program beginning in November 2005.

The geochemical program included 7 lines at 250 metre intervals with samples at 50 metres along these lines. The lengths of the lines were from 2,500 metres to 1,200 metres for a total sampled length of 13,000 metres. Each sampling site was located by GPS and UTM coordinates. Each sample was collected from an area of 2 metres by 2 metres, and consisted of 3 kilograms to 5 kilograms of rock chips. The samples were shipped to GM LACME Labs in Guadalajara for pulp preparation and sent to ACME Analytical Laboratories Ltd. in Vancouver, BC. All geochemical samples were analyzed by ICP, including determination of 22 elements in addition to gold/silver by fire assay. The Company did not include duplicate samples.

The most significant geochemical anomalies resulting from this survey were defined for lead, zinc, copper and silver.

The lead anomalies cover the San Juan, Huitrón, Mina de la Paz, Perseverancia, San Nicolás and part of Las Cotorras areas. Anomalous values were determined by statistical analysis and resulted in up to 220 parts per million for threshold range and low anomalies above 220 parts per million. The highest lead value reported was 29,300 parts per million, equivalent to 2.93 percent.

The zinc anomalies are more localized around the known area of interest. The zinc anomalies appear to outline closer areas near the known mineral deposits of Perseverancia, San Nicolás and Las Cotorras, and in the southern part of the lines in the Perseverancia area. Zinc values included assays from 50 parts per million to 11,300 parts per million with threshold defined at 999 parts per million. Low anomalies were determined from above 999 parts per million.

Localized copper anomalies were defined in the San Juan and Perseverancia areas. A widespread copper anomaly was determined along the northern part of the survey area. The geochemical copper threshold was defined at 160 parts per million. The geochemical copper assays range in values from 5 parts per million to 3,160 parts per million.

The geochemical and geophysical anomalies are coincident and show particular strength within the Perseverancia area. These anomalies also appear to show a NE-SW trend at the middle section of the district, in the areas of San Nicolás to Las Cotorras. The geochemical anomalies are strong at the San Juan area, while the geophysical anomaly appears to be deep-seated in this area. The anomalies appear to be related to previously known mineral outcroppings, to old workings or to known mineral deposits. The Company is proposing to follow up its investigations with direct methods to determine the significance of these anomalies.

Up to July 31, 2008, the cut-off date of the current NI 43-101 technical report, 1,212 metres of development was completed to access underground areas of old workings and to develop and test mine areas for preparation for future mining activities by the Company. Since July 31, 2008 to December 31, 2011, an additional 1,142 metres of underground development has been completed in order to gain access to lower levels, as this development is going to be required for any potential future operations and for further exploration.

An exploration program has been underway since 2005 at Del Toro with the following objectives:

1.

Underground drilling is currently underway in the San Juan area to upgrade the current NI 43-101 Resources and potentially add additional resources. Approximately 20 holes had been drilled from this underground station.

2.

To complete the construction of an underground crosscut in the Perseverancia mine at level 22 area in order to drill from underground to depth to test for the continuation of the Perseverancia chimney.

3.	A Surface Diamond Drilling program is being executed to define whether previously tested underground and surface mineralization extends to depth and also to test some of the geophysics anomalies.

Mineralization

Mineralization at Del Toro is a typical assemblage of metasomatic deposits and hydrothermal vein deposits with a high content of silver. These mineral assemblages have been affected by processes of oxidation and secondary enrichment. The assemblages mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides make up the mineral concentrations in the upper parts of the deposits, such as Ore Body #1 and Ore Body #2 at the San Juan Mine, which consists of sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite, malachite, azurite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc. See “Geological Setting” for further information. Ore Body #3 has a larger percentage of sulfide ore; however, it also has oxides in the upper part of the ore body.

Drilling

First Majestic began drilling at Del Toro in November 2005. The Company’s exploration drilling program to July 31, 2008 included a total of 56 holes completed for a total depth of 11,716 metres distributed for exploration within the following areas: San Juan surface, San Juan underground, Perseverancia surface and Perseverancia underground. Since July 31, 2008 to December 31, 2011, the Company has drilled 16,811 metres in 38 holes of which 10,860 metres were drilled in 27 holes in 2011, to further reconfirm the extent of the mineralization and in order to compile data for a newly updated NI 43-101 Report.

The Company’s drill hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold, silver, lead and zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Based on geologic interpretations, no apparent deviation has been detected in drill holes. Because most of the holes are now longer than 150 metres, deviation is defined with one survey reading at the bottom for holes of up to 150 metres in depth and two survey readings for holes longer than 150 metres; one reading at the middle and one reading at the bottom of the hole.

Logging is performed by the project geologist in each of the areas being investigated. The project geologist also determines the sample intervals. Trained assistants are in charge of core splitting and sampling as per the project geologist’s indications.

At December 31, 2011, the main ramp at the San Juan Mine was 1,899 metres in length and was 225 metres in vertical distance from the surface. This ramp will be used for ore haulage during the first production stage, prior to the shaft being completed in 2013 and will act as an access to the three main ore bodies, which will be developed in 2012. At December 31, 2011, ore body #1 and ore body #2 at the San Juan Mine had been accessed. In addition to the access to ore bodies #1 and #2, other ancillary works were developed including pump stations, mechanical shops, diamond drill stations and production development.

Sampling and Analysis and Security of Samples

Del Toro’s current sampling team consists of three sampling crews with three employees each for underground and channel sampling, one sampler for drill core, and one sampling supervisor. This process is managed by the two project geologists.

Exploration sampling for resource delineation at Del Toro is conducted by drifting, cross-cutting and access ramp construction to the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the old mine workings and are taken perpendicular to the vein structures, across the backs of drifts, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2 metres to 3 metres, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.). Channel samples are taken in consecutive lengths of less than 1.5 metres along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across a structural zone. Each sample weighs approximately 4 kilograms. All channels for sampling are painted by the geologist and numbered on the drift walls for proper orientation and identification.

The Del Toro sampling quality control program consists of checking the assays of one duplicate sample for about every 20 regular samples, including pulp samples.

All samples are assayed at the Company’s La Parrilla lab, while duplicate samples are sent to BSI-Inspectorate laboratory, a US lab located in Reno, Nevada with representation and sampling preparation facilities in Durango, México.

Drill Core Samples

Exploration drilling was performed in the first stage by contractors based in the city of Gómez Palacio, Durango State, and in the current stage by contractors based in the city of Fresnillo, Zacatecas State.

Sampling of the drill core is done after the core has been logged by the project geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with a diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to Inspectorate lab in Durango. Generally the samples represent core lengths of less than 1.5 metres. All the core samples are sent for assaying by Inspectorate. The core samples are crushed and pulverized at BSI-Inspectorate in Durango and 250 gram pulp samples are sent to Reno, Nevada for assaying.

Sample Preparation

Exploration and underground channel samples are sent to the Company’s on-site laboratory at La Parrilla Silver Mine for chemical analysis of silver, gold, lead, zinc and copper. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA). First Majestic’s sample preparation techniques and procedures are similar in all its mining and exploration properties.

The QA/QC procedure consists of sending exploration and mine samples and/or pulps to an outside laboratory, usually BSI-Inspectorate Labs in Reno, Nevada or other certificated labs. The laboratory duplicates pulp assays at one sample for every twenty. First Majestic has established a QA/QC procedure by checking assays. Drill samples are duplicated as one sample for every twenty regular samples. Standard samples and blank samples also be included in the duplicate sampling. The standard sample was analyzed in the SGS Laboratory in Durango, México.

Channel sample checks are performed by analyzing random sample pulps at La Parrilla lab with assay checking by the BSI Inspectorate Lab in Reno, Nevada or other certificated labs. The assays include silver, lead and zinc.

The Company has established a systematic procedure of data verification and quality control, which has proven effective and accurate in other Company operations and exploration properties. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

Mineral Resources and Reserves

Only mineral Resources have been determined for Del Toro and no estimate of Reserves on the property has been completed for the Technical Report. The results from the Del Toro exploration and development program since July 31, 2008 have been extensive enough to require an independent technical report which is anticipated to be delivered in the second quarter of 2012.

In the Technical Report, the Measured and Indicated silver resources, including oxides and sulfides mineralization, consist of 1.4 million tonnes averaging 269 grams per tonne silver, 4.7 percent lead and 4.8 percent zinc for a total content of 21 million ounces of silver equivalent including silver only for oxides and credit for lead and zinc for sulfides. The resource grade has been estimated in silver equivalent content based on the following prices: silver - $12.70 per ounce, lead - $0.90 per pound and zing - $0.85 per pound. To report equivalent ounces of silver an estimated metallurgical recovery for lead and zinc in sulfides was estimated as follows: lead – 85% and zinc – 80%, while silver recovery in oxides was estimated at 65%.

The Company has estimated additional silver Inferred Resources at a distance beyond the Measured and Indicated Resources. These Inferred Resources are estimated at 1.8 million tonnes at an average grade of 306 grams per tonne Ag, representing a content of about 36 million ounces of silver contained as silver equivalent including lead and zinc recoveries from sulfides mineralization. These additional resources are based on projections of presumed vein continuity ahead, above, and below current mining, or are based on widely-spaced drill holes, surface sampling or old surface workings.

TABLE 4
Del Toro Silver Mine
Summary of Resources, San Juan and Perseverancia Mines

Mineral Resource Estimates Prepared by First Majestic, Reviewed by PAH . As of July 31, 2008 (1)(2)(3)(4)
Mine	Mineralization	Resource	Metric	Width	Ag (g/t)	Pb (%)	Zn (%)	Silver Only	Silver Equivalent (oz)	Silver (oz)
		Category	Tonnes	(m)				(oz) (5)	(Pb-Zn) (5)	(oz) (5)
San Juan	Oxides	Measured	269,739	20.92	166	1.50	1.53	937,000		937,000
San Juan	Oxides	Indicated	458,705		210	3.01	3.40	2,010,000		2,010,000
SUB-TOTAL	Oxides	Measured+Indicated	728,444		194	2.45	2.71	2,947,000	0	2,947,000
Perseverancia	Sulfides	Measured	18,928	>2.5	381	10.01	4.74	197,000	359,000	556,000
Perseverancia	Sulfides	Indicated	45,982	2.00	350	9.00	3.58	439,000	746,000	1,185,000
San Juan	Sulfides	Indicated	584,618	69.66	353	6.97	7.50	5,633,000	10,622,000	16,255,000
SUB-TOTAL	Sulfides	Measured+Indicated	649,528		353	7.20	7.14	6,269,000	11,727,000	17,996,000
TOTAL SJ + P	Sulf. + Oxid.	Measured+Indicated	1,377,972		269	4.69	4.80	9,216,000	11,727,000	20,943,000

San Juan	Oxides	Inferred	656,778	11.56	214	3.35	3.20	2,935,000		2,935,000
San Juan	Sulfides	Inferred	1,141,210	71.33	359	7.07	7.59	11,193,000	21,011,000	32,204,000
Perseverancia	Sulfides	Inferred	33,750		332	8.66	3.40	306,000	525,000	831,000
TOTAL SJ + P	Sulfides	Inferred	1,831,738		306	5.77	5.94	14,434,000	21,536,000	35,970,000
(1)	Resource estimated "in situ".
(2)	Price considerations $12.70/tr.oz-Ag, $0.90/lb-Pb, $0.85/lb-Zn.
(3)	Mill recovey estimates: Oxides - Ag-65%; Sulfides - Ag-85%, Pb-85% and Zn-80%.
(4)	Minimum mining width - 2.00m.
(5)	Rounded figures.

The results from the Del Toro exploration and development project are extensive enough to require the release of an independent NI 43-101 Technical Report which is anticipated to be delivered in the second quarter of 2012.

Mining Operations

The Company has conducted a test-stoping program at the old San Juan mine, which was done concurrently with the surface and underground exploration and development programs. The Company also conducted an underground mine development and exploration program at the Perseverancia mine, but no test-stoping had been undertaken at this mine to date. Some recovery of direct-shipping ore from the old Perseverancia mine and old dumps has been done by the Company.

Both areas have been explored and developed through trackless declines to explore the mantos and chimneys of the San Juan ore deposit and the chimneys of the Perseverancia deposit. Any ore extracted in the development programs and San Juan test stoping was trucked to the Company’s La Parrilla plant for milling, metallurgical studies and processing testworks.

In preparation for a definitive investment decision, the Company completed a permitting process for the construction of a 1,000 tonnes per day flotation plant. All permits, including; environmental, change of land use and explosives were received in the fourth quarter of 2009 and the first quarter of 2010. Since this time, plans have been re-examined in order to build a larger operation. Permitting is now underway for the construction of a 4,000 tonnes per day dual process, flotation / cyanidation mill which will produce doré bars, lead concentrate and zinc concentrate. It is expected these new permits will be in place prior to the year end 2012.

Commencing in late 2010, an extensive development program was launched at the property, consisting of 1,650 metres of ramp and crosscuts, this program was executed in 2011 and for 2012 an additional development program of 5,925 metres is in progress. This development program is designed for three purposes: 1) to gain access to each of the three defined ore bodies to upgrade the current Resources to Reserves, 2) to prepare the ore bodies for mining, and 3) to build multiple underground drilling stations to drill the ore bodies at depth to define additional resources.

At December 31, 2011, the main ramp at the San Juan Mine was 1,899 metres in length and 225 metres in vertical distance from surface. A cross-cut was made at the 7th level (176 metres from surface) where a drill rig was installed in February 2011. Two holes have been completed to date, both of which have intersected the ore bodies as expected.

Capital Expenditures

Considering the work completed to date and the results received, the Company has decided to continue with the following actions to advance Del Toro to production:

  Continue the underground infill drilling program in order to further define and upgrade resources at depth in the three ore bodies defined in previous exploration programs.
  Continue the development of the main access ramp, by an additional 600 metres in the first half of 2012. This ramp is expected to give access to the ore body No. 3 at depth which is expected to become the starting level for production.
  Using a cut-off of March 31st, 2012 of the current underground exploration and development program, a newly updated NI 43-101 Technical Report will be released in the second quarter of 2012.
  Continue with the preparation of the underground infrastructure for preparation of underground mining, which is anticipated to commence in the fourth quarter of 2012. The initial level of production is planned to be 1,000 tonnes per day through flotation by late 2012, to be ramped up to 2,000 tonnes per day (1,000 tonnes per day flotation and 1,000 tonnes per day cyanidation) by the end of 2013, and then reaching full production at 4,000 tonnes per day (2,000 tonnes per day flotation and 2,000 tonnes per day cyanidation) by the second half of 2014.

  To commission a water treatment plant recently constructed in the town of Chalchihuites which will allow the Company to limit the use of clean water and to assist the local community by helping to alleviate its waste water management issues.
  Construct of the power line and substation, road construction, processing plant, and all related surface installations such as laboratory, offices and warehouses as required for the future operations.

Management of the Company has prepared the following initial capital expenditure budget relating to the development of the Del Toro Silver Mine. This budget is preliminary only and is expected to change upon completion of the economic assessment/pre-feasibility study including final metallurgical testing and final plant designs, all of which are expected to be included in the technical report the Company is expecting to commission following completion of the current underground drilling and development program:

Summary of Initial Capital Costs	Amount (US$ Millions)
Mill Processing Plant &Tailings Area	84.5
Power Line & Substation	7.5
Mine Equipment	23.3
Additional exploration and Mine Development	29.9
Owners costs	3.2
SUB TOTAL	148.4
Contingency (10%)	14.8
TOTAL INITIAL CAPITAL COSTS	163.2

The Company does not anticipate that it will require external funding for these initial capital expenditures as the Company’s current cash flows from operations are expected to be sufficient to fund this project. In addition to cash flows from operations, as of December 31, 2011, the Company also had $91,200,000 cash and cash equivalents in its treasury to fund this capital project.

Ground breaking for the planned mill construction commenced in April 2011. Foundations began to be laid in December 2011 and construction of the plant facilities is currently underway.

No detailed operating cost estimates are yet available. No manpower or equipment requirements for possible future operations have been developed, and likewise, no long-range production planning is available for public dissemination. These items including the final economic parameters will be addressed when all economic factors are better defined and will be released in the form of a NI 43-101 Technical Report in the second quarter of 2012.

Current plans call for production to commence in the fourth quarter of 2012 with commercial production of Phase 1 being reached in the first quarter of 2013. These estimates are preliminary and until the pre-feasibility study is completed may not be relied upon.

La Luz Silver Project

The La Luz property is located approximately 25 km west of the town of Matehuala in the San Luis Potosí state of México which lies about 259 km to the south of the industrial city of Saltillo and about 170 km north of the city of San Luis Potosí. Access to Matehuala from the major cities is via the north-south Highway 57 which connects México City to the United States.

Real de Catorce is an old mining district with an estimated historic production, between 1773 and 1990, of 230 million ounces of recovered silver. The majority of production (150 million ounces) occurred from 1773 to 1776 with the remainder occurring after 1851. A former operator estimated that the average grade of all production over the life of the mines was about 1,350 grams per tonne silver (Grace, 1997).

The property was acquired by First Majestic in November 2009 as a result of the purchase of all the issued and outstanding shares of Normabec Mining Resources Ltd. The property consists of 22 mining concessions covering 6,327 hectares. No current plans exist for exploration or development of this property; however, due to the historic nature of this region, the Company’s plans will be designed to maintain and improve the area.

As disclosed in the La Luz Technical Report, there is an aggregate of 33,710,173 ounces of Measured & Indicated Resources (silver only), and an aggregate of 13,120,457 ounces of Inferred Resources (silver only). The Company has not confirmed the Resources and Reserves disclosed in the La Luz Technical Report.

No current plans exist for exploration or development of this property, however, due to the historic nature of this region, the Company’s plans will be designed to maintain and improve the area.

Product Marketing and Sales

Silver is sold by the Company using a small number of international metal brokers who buy from the Company and act as intermediaries with the London Bullion Market and the Comex. The physical silver is delivered to two refineries/smelters where the doré silver is refined to better than 99.9% pure bars, and the concentrates are smelted to separate the base metal by-products and the silver, again to a pure form for delivery to the global buyers of silver. The metal refineries and smelters charge the Company for their refining and smelting services. Refining of doré bars is a fraction of the cost of smelting concentrates of silver. As the Company has made a conscious shift towards doré production, the combined average of smelting and refining costs have decreased from $1.27 in fiscal 2010 to $1.20 per ounce in 2011.

The Company delivers its production via a combination of private aircrafts and armoured cars to a number of refineries and smelters who then, once refined or smelted to better than 99.9% purity, transfer the silver and byproducts to the physical market for the consumption of the silver. The Company transfers ownership at the time it delivers its doré and concentrates to the refineries and smelters, and receives payment from its brokers usually within two days of delivering the doré or concentrates. As concentrates can vary in grade and quality from shipment to shipment, there is a final settlement process to settle any variances based on the turn-out of the smelted metals, usually 60 days after physical transfer of the concentrates. Likewise, but to a lesser extent, doré is turned out usually within 25 days and any final variances in assays is settled at that time through the refiner assigning any differences to the metal brokers. The Company receives 95% of the value of its sales of doré on delivery to the refinery, and 90% of the value of concentrates on delivery to the smelter, with final settlements of the remaining 5% or 10% upon turn-out of the smelted or refined metals less costs.

As the Company has a number of metal brokers and refineries and smelters with which it does business, the Company is not economically dependent on any one of its brokers or smelters.

First Majestic’s senior management in Vancouver and México negotiate sales contracts for First Majestic operations. Contracts with smelting and refining companies as well as metals brokers and traders are entered into and re-negotiated as required. The Company sells its silver doré and its by-products through three international brokerage organizations. Additionally, silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating, with an alternate available to prevent any dependency on the existing smelter of our silver, lead and zinc concentrates.

First Majestic continually reviews its cost structures and relationships with smelting and refining companies and metal traders in order to maintain the most competitive pricing possible while not remaining completely dependent on any single smelter, refiner or trader.

In addition to these commercial sales, First Majestic also markets a small portion of its silver production in the form of coins and silver bullion products to retail purchasers directly over its corporate e-commerce web site. Approximately 3% of the Company’s production was sold in retail transactions during 2011. Products sold included half ounce and one ounce rounds, five ounce ingots, 10 ounce ingots, one kilogram bars, 50 ounce poured bars and an 18 ounce custom coin set. In 2011, the one-half ounce round was released and is presently being sold on the Company’s e-commerce site.

Social and Environmental Policies

The Company has not implemented a formal social responsibility policy, however, the Company believes that it holds itself to the highest possible standard in corporate citizenship. From the beginning, social responsibility has been at the foundation of the Company’s core values and the Company is committed to growing in a sustainable manner that supports the well-being of local communities.

The Company’s ongoing goal is to make meaningful contributions to every community in which it is active and to build long term relationships within these communities. The Company engages the local workforce, strives to provide new opportunities and continually looks for ways to better the lives of its employees and their families.

Beyond the economic benefits of the Company’s mining operations, the Company assists local populations in many other key areas. The Company strives to maintain the health of local communities by providing healthcare services and supporting local doctors, paramedics and ambulance services.

The Company has been recognized for four consecutive years with the prestigious Socially Responsible Business Distinction Award by Centro Mexicana para la Filantropia (Mexican Center of Philanthropy). This honour from within the Mexican community recognizes excellence in corporate ethics, quality of work, community citizenship and environmental responsibility.

The Company’s operations are subject to environmental regulation promulgated by government agencies from time to time. Environmental regulation provides for restrictions on, and the prohibition of, spills, release and emission of various substances related to mining industry operations which could result in environmental pollution.

The Company has implemented an environmental policy and the general objectives of the policy are:

  To meet all applicable Mexican legal requirements, particularly those expressed in the Ley General del Equilibrio Ecológico Protección al Ambiente y sus Reglamentos (Environmental Balance and Environmental Protection General Laws and Rules), through its dependencies;
  To reduce the level of risk in each of the areas of work;
  To maintain the highest standards of social welfare for its workers;
  To mitigate levels of negative environmental impact and if possible to have a positive impact in the environment of the mining unit;
  To monitor the optimal operation of anti-pollution equipment;
  To protect the installations and the assets of the Company;
  To coordinate and disseminate an environmental management system;
  To participate in training and continuing education programs;and
  To monitor and restrict the areas and equipment of high risk.

Responsibility for each activity of the environmental programs is assigned to a person responsible for the monitoring, although the head of the environmental department is directly responsible to ensure compliance with plans and programs for the proper functioning of the system of environmental management.

The Company fully complies with all applicable environmental regulations. On February 25, 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a Clean Industry Certificate to one of the Company's wholly-owned subsidiaries, First Majestic Plata, S.A. de C.V., regarding its activities at the La Parrilla Silver Mine.

Taxation

The taxation of corporations in México is often complex and is assessed via overlapping layers of taxation on a number of various tax bases, with credits or offsets permitted in certain cases between various tax liabilities. The explanation below is not intended to be a detailed and conclusive description of all of the many forms of Mexican corporate taxes, but is a current summary of the most relevant and material forms of corporate taxes impacting mining companies operating in México.

Taxes in México are levied in the normal course of business and are levied in the form of: (i) Corporate Income Taxes (referred to as ISR), (ii) Alternative Minimum Taxes based on Cashflow (referred to as IETU), (iii) Value Added Taxes (referred to as IVA), (iv) Profit sharing taxes (referred to as PTU), and (v) Mining Rights Taxes. There are presently no mining royalty taxes or capital taxes applicable to mining businesses in México. All of these taxes are administered at the federal level by Servicio de Administration Tributaria (SAT) often referred to as “Hacienda”, and the proceeds are shared with the various states of México.

Corporations which are resident in México are taxed on their worldwide income. The applicable tax rates and related tax bases are as follows:

(i)

Corporate Income taxes (ISR) – 30% on a corporation’s taxable income in 2011 and 2012, reducing to 29% in 2013, and 28% in 2014 and later years. Normal business expenses may be deducted in computing a corporation’s taxable income, including inflationary accounting for certain concepts of revenue and expenses;

(ii)

Alternative Minimum Tax, or the Flat Tax on Cashflow (IETU), effective January 1, 2008, a 17.5% tax was introduced on a modified Cashflow method, creditable against income taxes on an annual basis, with the greater of ISR and IETU being due annually, with installments due monthly for each ISR and IETU based on prescribed formulae;

(iii)

Value Added Taxes (IVA) – 16% payable monthly on taxable receipts from the sales of goods and services in México and zero % on exports, creditable against the IVA paid on deductible services, expenses and imports;

(iv)	Profit sharing Taxes (PTU) – 10% on a corporation’s taxable income, creditable against corporate taxes payable and payable to the workers in the corporation, and

(v)	Mining Rights Taxes – a nominal rate charged on a per hectare basis on a corporation’s mining rights.

Dividends received by a Mexican resident from another Mexican resident are exempt from corporate taxes. Mexican entities have no preferred treatment for capital gains and in some cases capital losses are restricted. A ten year loss carry forward period exists, subject to inflation adjustment. OECD rules apply to Transfer Pricing matters crossing country borders. Thin capitalization rules are based on a 3:1 debt to equity limitation for foreign companies investing in Mexican mining companies.

In the past, México allowed corporations at their option to consolidate tax filings, effectively enabling the profits of taxable entities to be offset by tax losses in other companies within the consolidated group. Effective January 2010, México introduced tax reforms, which allow consolidation to continue, but which require consolidated corporations to recapture the historical tax benefits of consolidation after a period of five years subsequent to receiving the benefit. Effectively, corporations will receive a six year deferral and then will be required to recapture into taxable income 25% of the benefit in the sixth year, followed by 25%, 20%, 15% and 15% in each subsequent year. For example, First Majestic’s first benefit from tax consolidation was realized in 2008, and as such the benefit of tax consolidation will be recaptured into taxable income and be subject to taxation from 2014 through 2018. Numerous companies in México are challenging the legality of these tax reforms. . There are presently around 350 injunctions challenging the constitutionality of the 2008 tax reforms that reverse the benefit of consolidation. It is unlikely that the outcome of these challenges will be determinable for several years.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of common shares without par value. A total of 105,567,272 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive pro rata the remaining property of the Company on dissolution. The holders of common shares of the Company have no pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the Toronto Stock Exchange for the periods indicated:

Period	High C$	Low C$	Volume
December 2011	18.12	14.75	14,061,648
November 2011	19.22	14.56	13,779,524
October 2011	18.50	14.16	14,535,810
September 2011	24.55	15.69	32,851,279
August 2011	23.97	18.11	23,962,505
July 2011	24.19	17.66	17,294,187
June 2011	20.54	15.83	16,354,189
May 2011	20.55	15.77	30,289,762
April 2011	25.79	19.50	33,523,271
March 2011	20.72	14.00	28,395,705
February 2011	15.25	12.34	13,026,418
January 2011	15.30	10.31	19,995,325

The common shares of the Company are also listed and posted for trading on the New York Stock Exchange under the trading symbol “AG” and quoted on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director. The Company is not required to have an executive committee but it has an Audit Committee, a Human Resources, Compensation and Nominating Committee, and a Corporate Governance Committee as indicated below.

			No. and Class	Percentage
Name, Position and City,	Principal Occupation or	Period as a	of Securities	of Class (2)
Province and Country of	Employment for Past 5 Years (1)	Director of the
Residence		Company

KEITH NEUMEYER CEO, President and Director Zug, Switzerland	President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998.	December 5, 1998 to present.	Common 2,976,000 Stock Options 700,000	2.82%

RAMON DAVILA, Ing. Chief Operating Officer and Director Durango, México	Chief Operating Officer of the
Company from December 14,
2004 to present; Chairman of
Minas La Colorado S.A. de C.V.
from January 1994 to present;
Chairman of Minera Lince S.A.
de C.V. from September 2003 to
present; Chairman of Minera Real
Victoria S.A. de C.V. from
October 2003 to present; Member
of the Board for Immobiliaria
Aurum S.A. de C.V. from June
	2005 to present.	April 15, 2004 to present.	Common 303,440 Stock Options 462,500	Less than 1.0%

ROBERT A. McCALLUM, B.Sc., P.Eng (3) (5) Former Chairman and Director North Vancouver, British Columbia, Canada	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; Director of Shore Gold Inc. from October 28, 2005 to February 2012.	December 15, 2005 to present.	Common 130,000 Stock Options 102,400	Less than 1.0%

			No. and Class	Percentage
Name, Position and City,	Principal Occupation or	Period as a	of Securities	of Class (2)
Province and Country of	Employment for Past 5 Years (1)	Director of the
Residence		Company
DOUGLAS PENROSE, CA (3) (5) Chairman and Director Summerland, British Columbia, Canada	Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to April 2008.	September 7, 2006 to present.	Common 20,000 Stock options 102,400	Less than 1.0%

TONY PEZZOTTI (3) (4) Director Burnaby, British Columbia, Canada	Retired. Director of Pan Terra Industries Inc. from July 2007 to October 2011.	November 30, 2001 to present.	Common 604,956 Stock options 262,400	Less than 1.0%

DAVID SHAW, Ph.D. (4) (5) Director Vancouver, British Columbia, Canada	President of Duckmanton Partners
Ltd. from June 12, 2000 to present;
President and Director of Albion
Petroleum Ltd. from October 2006
to present; Director of Reef
Resources Ltd. from September
2007 to April 2008; Director of
Pan Pacific Aggregates plc from
October 2008 to December 2011;
CEO of Columbia Gold plc from
May 2007 to March 2009.
Director of Salares Lithium Inc.
from December 2009 to
September 2010. Director of
Talison Lithium Inc. from
September 2010 to present and
Director of Great Quest Metals
Ltd. from December 2010 to
	present.	January 12, 2005 to present.	Common 145,000 Stock options 242,400	Less than 1.0%

ROBERT YOUNG (4) Director Richmond, British Columbia, Canada	Independent geological consultant
from 1999 to present; Director of
Goldrush Resources Ltd. from
December 2004 to present;
Advisor to Copper Mountain
Mining Corporation from April
2007 to present; Advisor to
Endurance Gold Corporation
	from May 2011 to present	September 7, 2006 to present.	Common 20,000 Stock options 96,500	Less than 1.0%

CONNIE LILLICO Corporate Secretary Coquitlam, British Columbia, Canada	Corporate Secretary of the Company from August 2007 to present; Corporate Secretary of several TSX Venture Exchange issuers from July 2004 to July 2007.	N/A	Common Nil Stock options 450,000	0.0%

			No. and Class	Percentage
Name, Position and City,	Principal Occupation or	Period as a	of Securities	of Class (2)
Province and Country of	Employment for Past 5 Years (1)	Director of the
Residence		Company
MARTIN PALACIOS Chief Information Officer West Vancouver, British Columbia, Canada	Chief Information Officer of the Company from January 2012 to present, Director of Global Applications and Director of IT México of Goldcorp from July 2008 to December 2011; Senior Advisor of Gemcom Software Inc. from March 2008 to November 2008; Senior Advisor of The Jimmy Pattison Group from August 2006 to March 2008.	N/A	Common Nil Stock Options 200,000	0.0%

RAYMOND L. POLMAN, CA Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of the Company from February 1, 2007 to present.	N/A	Common Nil Stock options 500,000	0.0%

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon the 105,567,272 common shares of the Company issued and outstanding as of the date of this AIF.
(3)	Member of the Audit Committee.
(4)	Member of the Human Resources, Compensation and Nominating Committee.
(5)	Member of the Corporate Governance Committee.

The aggregate number of common shares of the Company which the directors and senior officers of the Company beneficially own, directly or indirectly, or over which control or direction is exercised, is 4,199,396 common shares of the Company or approximately 3.98% of the common shares of the Company issued and outstanding as of the date of this AIF.

Audit Committee Information

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee’s Mandate is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Members of the Audit Committee are Douglas Penrose, Tony Pezzotti and Robert McCallum. All three members are independent and all three members are considered financially literate.

Relevant Education and Experience

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years of experience in leadership positions in corporate finance, including the position of Chief Financial Officer and was most recently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Tony Pezzotti, currently retired, is a seasoned board member who has served on several public company boards, including OSI Geospatial Inc., First Quantum Minerals Ltd., and Kensington Resources Ltd. He also served as a member of the Audit Committees of those companies and was General Manager and co-owner of a privately held steel fabrication company.

Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by completing the Program for Management Development at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and C.E.O. of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

a)	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;

b)	the exemption is section 3.2 (Initial Public Offerings) of NI 52-110;

c)	the exemption is section 3.4 (Events Outside the Control of the Member) of NI 52-110;

d)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52- 110; or

e)	an exemption from the Instrument in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

The Company’s Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditors to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte & Touche LLP, Chartered Accountants, and its affiliates for professional services in each of the years ended December 31, 2011 and December 31, 2010, respectively.

Category	Year ended December 31, 2011	Year ended December 31, 2010
Audit Fees	C$538,000	C$454,726
Audit-Related Fees	C$68,000	-
Tax Fees	C$8,850	C$31,250
All Other Fees	-	-

The audit fees relate to the audit of the consolidated financial statements of the Company, statutory audits for certain of the Company’s subsidiaries, and review of the interim consolidated financial statements for the year. The audit-related fees relate to consultation and audit of the conversion to IFRS and the tax fees relate to tax compliance services.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a)

is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director or executive officer of the company (including the Company), that while that person was acting in that capacity,

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a)

any penalties or sanctions imposed by the court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and by the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See “Interest of Management and Others in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

In November 2007, an action was commenced by the Company and First Silver against Hector Davila Santos (the “Seller”) and Minera Arroyo Del Agua, S.A. de C.V. in the British Columbia Supreme Court (the “Court”) whereby the Company and First Silver allege that while holding the positions of director, President and Chief Executive Officer and Chairman of the Board of First Silver, the Seller acted in breach of his fiduciary and statutory duties owed to First Silver, by acquiring the Bolaños Mine from Grupo México which First Silver had the right to acquire. These allegations are denied by the Seller. Management believes that there are substantial grounds to this claim; however, the outcome of this litigation is not presently determinable.

As disclosed above under “General Development of the Business – History”, pursuant to a share purchase agreement dated April 3, 2006, the Company acquired a controlling interest in First Silver for an aggregate purchase price of $50,776,000. The purchase price was payable to the Seller in three installments. The first installment of $25,388,000 represented 50% of the purchase price and was paid on May 30, 2006. An additional 25% installment of $12,694,000 was paid on May 30, 2007. The final 25% installment of $12,694,000, together with accrued interest of $872,000 was due on May 30, 2008 and was paid into a trust account of the Company and First Silver, and a Letter of Credit deposited in court, pending the outcome of the claims.

On March 14, 2008, the Seller filed a counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the Agreement. As of July 16, 2009, the claimed unpaid amount together with the contractual interest rate of 6% amounted to $14,160,000.

On July 16, 2009, a consent order (the “Order”) was granted by the Court, with the consent of all parties, under which the Seller obtained a judgment in the amount of $14,160,000. The Company agreed to pay out $13,566,000 from the Letter of Credit to the Seller’s lawyer’s trust account (the “Trust Funds”) in partial payment of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the action. In his counterclaim, the Seller is also seeking, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and reimbursement of all costs and expenses, including his legal fees, incurred by the Seller in pursuing his claims against the Company. The trial is scheduled to commence in the Supreme Court of British Columbia, Vancouver, British Columbia on April 17, 2012. The Consent Order does not affect the standing of the Company’s claims for relief against the Seller in the action. The Trust Funds could potentially become accessible to the Company in the event of a favourable outcome to the litigation.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2011.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2011.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

The Company is not at present party to any material contracts, other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent.

INTERESTS OF EXPERTS

Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt prepared technical reports on the Company’s mining properties. To management’s knowledge, Mr. Addison and Mr. Lopez do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Mr. Ramon Davila supervised the preparation of certain technical information set forth herein relating to the Company's mineral properties. Mr. Davila is a director and Chief Operating Officer of the Company and holds securities of the Company as set forth under the heading "Directors and Officers" above.

Mr. Florentino Muñoz supervised the preparation of certain technical information set forth herein relating to the Company's mineral properties. Mr. Muñoz is an employee of the Company and Mr. Muñoz does not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2011 which may be obtained upon request from First Majestic’s head office, or may be viewed on the Company’s website (www.firstmajestic.com) or on the SEDAR website (www.sedar.com).

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APPENDIX “A” TO THE ANNUAL INFORMATION FORM OF

FIRST MAJESTIC SILVER CORP.

(the “Company”)

AUDIT COMMITTEE MANDATE

1.	MANDATE

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors (the “Board”) of the Company is to assist the Board in overseeing the Company’s financial reporting and disclosure. This oversight includes:

a.	reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;

b.	ascertaining that management has implemented the systems of internal controls to ensure integrity in the financial reporting of the Company; and

c.	monitoring the independence and performance of the Company’s external auditors and reporting directly to the Board on the work of the external auditors.

2.	COMPOSITION AND ORGANIZATION OF THE COMMITTEE

a.	The Audit Committee must have at least three directors.

b.

The majority of the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

c.

Every Audit Committee member must be financially literate. Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

d.	The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

e.

The Board will also appoint a chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term. The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

f.	A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.	MEETINGS

a.	The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

b.	Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

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c.

Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

d.

The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

e.

Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

4.	RESPONSIBILITIES OF THE COMMITTEE

The Audit Committee will perform the following duties:

External Auditor

a.	select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements;

b.

evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

c.

obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

d.	recommend to the Board, if necessary, the replacement of the external auditor;

e.	meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

f.	pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

Financial Statements and Financial Information

a.	review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

b.	review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

c.	review and recommend to the Board for approval the financial content of the annual report;

d.

review the process for the certification of financial statements by the Chief Executive Officer and Chief Financial Officer; review the Company’s management discussion and analysis, annual and interim earnings or financial disclosure press releases, and audit committee reports before the Company publicly discloses this information;

e.	review annually with external auditors, the Company’s accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

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f.

review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditors have been implemented;

Risk Management, Internal Controls and Information Systems

g.	review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

h.	review adequacy of security of information, information systems and recovery plans (this should include reference to the backups in place for the computers, locks on cabinets, etc.);

i.	review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

j.

review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

k.

discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

l.	assisting management to identify the Company’s principal business risks;

m.	review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

Other

n.	conduct special reviews and/or other assignments from time to time as requested by the Board or the Chief Executive Officer.

5.	PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees, consultants and/or contractors.

6.	REPORTING

The Audit Committee will report to the Board on:

a.	the external auditor’s independence;

b.	the performance of the external auditor and the Audit Committee’s recommendations;

c.	regarding the reappointment or termination of the external auditor;

d.	the adequacy of the Company’s internal controls and disclosure controls;

e.	the Audit Committee’s review of the annual and interim financial statements;

f.	the Audit Committee’s review of the annual and interim management discussion and analysis;

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g.	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

h.	all other material matters dealt with by the Audit Committee.

7.	AUTHORITY OF THE COMMITTEE

a.

The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities. The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.

b.	The external auditor will report directly to the Audit Committee.

8.	EFFECTIVE DATE

This Mandate was implemented by the Board on December 21, 2006.